

TAUT WITH ANTICIPATION,

GOAL DIRECTLY IN SIGHT,

WE TAKE TO THE LINE.

THE SMELL OF CHALLENGE

ENERGIZES US...

brass eagle inc.

ANNUAL REPORT 2001

Look around today and it is abundantly clear that extreme sports have moved from the cutting edge to the mainstream. Last year, more boys aged 6-to-17 skateboarded than played baseball. In fact, it seems that there are as many skateboard parks popping up in neighborhoods as there are little league fields. Snowboarders dominate many of the slopes and mountain bikes outsell traditional bikes. Media coverage of extreme sports events continues to proliferate, major consumer products companies are creating promotions around these sports, and now top extreme sports athletes are earning millions of dollars in endorsements. Even at this year's Winter Olympics, the power of extreme was evident as snowboarding became one of the most popular spectator events at the games.

Over the past decade, snowboarding, skateboarding and wakeboarding have consistently been among the fastest growing sports in the United States. Since the early 1990's, snowboarding has increased in participation by almost 250%. The number of skateboarders and mountain bikers has surged 117% and 420%, respectively, over the same time period. All of these individual sports are as much a form of self-expression as athletics, and therefore, have become deeply woven into the psyche and lifestyle of today's youth, making them the leading growth area in sports among all ages.

Paintball has also evolved from a fringe activity to become recognized as a true spor and has experienced the commensurate dramatic growth in participation. Toda there are professional paintball leagues sanctioned by a sports association -- th National Professional Paintball League (NPPL). There are a multitude of paintbal tournaments played across the country every year in paintball specific arenas and a host of magazines and websites devoted solely to paintball. And as the sport has become embraced by the masses, the number of participants has soared. Over the past decade, the number of paintball participants has grown more than ten-fold.

Paintball, extreme sports and the broader sports and leisure market are expected to continue to grow, fueled in large part by the continued expansion of the youth market. The combined effect of strong financial resources, freedom of time, breadth of choice and integral ties to a lifestyle, will continue to drive consumption that will alter spending in the consumer space and leisure market for years to come.

AS THE COUNTDOWN BEGINS, OUR POINT BARKS FINAL INSTRUCTIONS. IN THE SILENT INSTANT BEFORE THE WHISTLE, OUR FOCUS INTENSIFIES EXPONENTIALLY.

THE COMPETITION STANDS ACROSS THE FIELD, FACING US. OUR OBJECTIVE IS TO ASSERT OUR DOMINANCE...


ASSERTING OUR
DOMINANCE

WE'VE BEEN IN THIS FROM THE VERY BEGINNING. DEEP KNOWLEDGE AND FIELD EXPERIENCE HAVE GOTTEN US HERE. OUR PLAYERS HAVE PERFECTED THEIR SKILLS IN THEIR OWN UNIQUE WAYS. WE ARE BECOMING A TEAM...



E X P L O S I V E

Driven by the ongoing rapid expansion of the teenage and "twenty-something" demographics, also known as Generation Y and Generation X, the rate of participation in sports and recreation has grown dramatically over the past few years. With more free time on their hands and a higher proportion of disposable income in their pockets, this population segment has the time and the money to indulge itself in leisure-related activities. It is estimated that the average teenager spends about three hours per day participating in some form of sports or leisure activity and spends about $525 annually on related products and services. Over the past decade, the sports and leisure industry has grown to an impressive $500 billion and this upward trend should only continue as Generations Y and Generation X become an increasingly powerful force in the overall consumer market.

Today, there are more than 50 million 12-to-24 year olds in the United States, a significant increase from 1990. Perhaps more importantly, this population segment is expected to grow at nearly twice the rate of the overall population over the next several years (see Table 1), peaking at roughly 55 million by the end of the decade. Given this group's sheer size, it is evident that the youth market will continue to have a major impact on social attitudes, lifestyle trends, household decisions and consumer purchases. This obviously bodes well for the recreation industry in general, and is particularly evident in the explosive growth of extreme sports.

U.S. POPULATION GROWTH, 1999-2010E


12-24 YR. OLDS
SOURCE: U.S. CENSUS BUREAU
TOTAL POPULATION
56,000
54,000
52,000
50,000
48,000
46,000
305,000
295,000
285,000
275,000
265,000
255,000
99
00
01
02
03
04
05
06
07
08
09
10

The number of 12-24 year olds is expected to grow at an average rate of 15% through 2005, nearly twice the rate of the overall population.

The year 2001 was marked by unprecedented events that had ripple effects through the economy and negatively affected both consumer spending and the overall retail environment. Brass Eagle Inc., like so many other companies, was not immune to these challenges and our financial performance was impacted during the year. With that said, we were still able to grow our business, achieve record sales and maintain our leadership position in the market. Most importantly, our strategy is correct and our management team remains focused on capitalizing on the many opportunities that still lie ahead.

What began as a difficult retail climate in the beginning of the year was exacerbated by the events of September 11 and the subsequent impact on the economy. In general, retailers' reactions were to be more cautious about orders and focus more on inventory control. Consequently, we were forced to revise sales plans downward and incur an associated hit to margins and profits. Our results for the year were, in no small way, impacted by external events and, in our opinion, not indicative of the state of the paintball market. In 2001, Brass Eagle's net sales increased 6% to a record level of $91.9 million versus $86.8 million in 2000. Our net income, however, fell to $3.9 million versus $8.7 million for the previous year, and fully diluted earnings per share for 2001 were $0.52 versus $1.15 in 2000. In contrast, the overall paintball market grew at a solid pace in 2001 and we believe retail sales for the category increased approximately 10%. While a sluggish economy forces us to be cautious in the near term, we are very optimistic about the growth of the industry and our prospects for 2002 and beyond.

The Sports and Leisure Market continued to grow throughout the year, primarily fueled by the ongoing expansion of the Generation X and Generation Y demographics. Teenagers and young adults between the ages of 12 and 24 comprised 18% of the total United States population in 2001 and this group is expected to expand at twice the rate of the overall population in the next few years. This astounding growth trend can only help our business.

Once again, extreme sports ranked number one as the fastest growing sports category. Sports such as snowboarding, skateboarding, in-line skating, mountain and BMX biking continue to lead the pack in terms of participation and overall industry growth. Paintball, which is widely recognized as an extreme sport, also witnessed strong growth throughout the year. Brass Eagle continues to benefit from the explosive growth of the youth demographic, the ever-increasing popularity of extreme sports and the ongoing expansion of the entire sports and leisure industry. Our opportunity and challenge is to continue our leadership of the paintball market, while simultaneously leveraging our strong brand names, our distribution capabilities and our management expertise into the broader sports and leisure market.

We took significant steps throughout the year to further strengthen our three major brands -- Brass Eagle, Viewloader and JT -- and broaden public awareness of our products, as well as the sport of paintball. In 2001, we led the industry once again in product introductions. We launched the Avenger semi-automatic, the initial entry in our Aegis Series of tournament grade markers. This product line, which is designed for high performance and extraordinary durability, is also competitively priced to attract new participants to paintball. During the year, we also created a new website for Brass Eagle dealers to better serve our customer base. Through www.mybrasseagle.com our customers can order products, access information about their account, make payments, and check order and shipping status.

We also continued to broaden our product assortment within Viewloader, our transitional brand and one of the most widely distributed brands in the paintball industry. We introduced the Revelation, Triton, and Genesis markers. Additionally, we expanded our Viewloader branded paintballs and accessories to offer a complete line of mid-priced products.

JT remains the premium brand in the paintball marketplace. In 2001, we expanded our JT line to include two new Excellerator semi-automatic markers, JT branded premium paintballs, and some of the most innovative protective gear and apparel in the industry.

Our broad distribution, exciting new products, and wide range of prices provide our company with multiple growth venues and further distinguish Brass Eagle Inc. from its peers. With our solid portfolio of brands, we are well positioned to offer our customer base the most complete product assortment available in the market today. Through our wide range of distribution channels, which spans from specialty retail shops to the largest mass merchants, we offer consumers, novice and experts alike, access to our products at all price levels and in the broadest possible number of purchase locations.

We remain committed to the concept of offering exciting new playsites to the extreme sports enthusiast. Although our operating results at Challenge Park Xtreme were not as expected, the concept has proven to be on track with our consumer base. With refinement, we expect our 2001 operating results to be much improved and to continue to attract consumers to paintball, extreme sports in general, and our brands.

From a marketing perspective, we continued our efforts to bring new players to the activity while supporting our brands to the enthusiasts. Through innovative print ads and selected TV spots, we have introduced millions of consumers to the excitement of paintball. For the second consecutive year, we sponsored the Road to Aruba 2001 International Tournament Series designed to get casual players involved in competition play. This series offers the winner an opportunity to visit the tropical island of Aruba. In addition, we continued to support the enthusiast through our sponsorship of professional paintball teams, including the winners of the World Cup, Team Dynasty, and the NPPL, the largest professional tournament organization.

In closing, we would like to emphasize that while 2001 was filled with a number of challenges, the company's strategy and dedication to excellence remain intact. We will continue to focus on furthering our leadership position in the paintball market through product innovation, expanded distribution, strengthening relationships with our customers and consumers, and creative marketing initiatives. We will also continue to pursue strategic initiatives that will allow us to participate in the ongoing growth of the broader Sports and Leisure industry. We would like to extend our gratitude and appreciation to all of our employees for their ongoing hard work, and to our shareholders for their continued support.

Marvin Griffin
Chairman of the Board of Directors, Shareholder

Lynn Scott
President, Chief Executive Officer, Shareholder

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ---------- to ----------

Commission File Number 0-23385

BRASS EAGLE INC.
(Exact name of registrant as specified in its charter)

Delaware	71-0578572
(State or other jurisdiction of incorporation or organization)	(I. R. S. Employer Identification Number)
1201 SE 30th Street, Bentonville, Arkansas	72712
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code
(479) 464-8700

Securities registered pursuant to Section 12(b) of the Act
NONE
Securities registered pursuant to Section 12(g) of the Act
Common Stock
$.01 par value per share
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the voting and non-voting common equity held by nonaffiliates of the registrant was $11,527,947 at February 15, 2002. 7,148,733 shares of the registrant's common stock were outstanding as of February 15, 2002.

Documents Incorporated By Reference

Portions of the Proxy Statement for the May 22, 2002, Annual Meeting of Shareholders of the Company (the "2002 Proxy Statement") are incorporated by reference into Part III of this report.

Special Note Regarding Forward-Looking Statements

Certain statements in this filing and in other filings by Brass Eagle with the Securities and Exchange Commission and in press releases, presentations by Brass Eagle or its management and oral statements may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may include statements regarding Brass Eagle's financial position, results of operations, market position, product development, regulatory matters, growth opportunities and growth rates, acquisition and divestiture opportunities, and other similar forecasts and statements of expectation. Words such as expects, anticipates, intends, plans, projects, believes, seeks, estimates, should, will and variations of these words and similar expressions, are intended to identify these forward-looking statements. The statements are not statements of historical fact. Rather, they are based on Brass Eagle's estimates, assumptions, projections and current expectations, and are not guarantees of future performance. Brass Eagle disclaims any obligation to update or revise any forward-looking statement based upon the occurrence of future events, the receipt of new information, or otherwise. The forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of Brass Eagle to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause Brass Eagle's actual results to differ materially from the results, projections and expectations expressed in the forward-looking statements include the following possibilities:

(1) Intensifying competition, including specifically the intensification of price competition, the entry of new competitors and the introduction of new products by new and existing competitors
(2) Failure to obtain new customers, retain existing customers or maintain relationships with mass merchandisers
(3) Inability to carry out marketing and sales plans or to integrate acquired businesses
(4) Loss of key executives
(5) General economic and business conditions which are less favorable than expected
(6) Failure to maintain credit facilities on satisfactory terms, or comply with credit facility covenants and required ratios
(7) Unanticipated changes in industry trends.
(8) The increased risk during economic downturns that Brass Eagle's customers may declare bankruptcy or experience payment difficulties.

PART I

ITEM 1: BUSINESS

General
Brass Eagle, including its predecessor organizations, has manufactured air-powered guns for over 100 years. Brass Eagle, operating as Daisy Manufacturing Company, Inc., began manufacturing paintball markers as a device to mark trees and cattle for commercial purposes in the early 1970s. Daisy manufactured paintball markers under contract for the Nelson Paint Company and remained active in this market until 1993. In 1993, Daisy began manufacturing, marketing and distributing paintball products for sports and recreational use under a royalty arrangement with Brass Eagle, Inc., a Mississauga, Ontario, Canada company ("BEI"). In October 1995, Daisy purchased certain assets, patents, and trademarks, including the Brass Eagle name, from BEI. In September 1997, Daisy changed its name to Brass Eagle Inc. Pursuant to a corporate reorganization effected November 24, 1997, Brass Eagle transferred all of its non-paintball related assets, operations, and liabilities to a newly created subsidiary, Daisy Manufacturing Company, all the stock of which was spun-off to existing Brass Eagle shareholders.

Brass Eagle believes that it is a worldwide leader in the design, manufacture, marketing, and distribution of paintball products, including paintball markers, paintballs, and accessories. Based on market data, compiled in part by Brass Eagle, and management's industry knowledge, Brass Eagle believes it is the only manufacturer with a full line of products that addresses step-by-step price points for beginner, recreational, and competition level paintball participants, and that it is the primary manufacturer to offer paintball products to consumers through easily accessible channels such as mass merchandisers and major sporting goods retailers. As a result of these initiatives, Brass Eagle provides a large consumer base with high quality paintball products and accessories that sell for

GENERAL (Continued)

substantially less than those of its competitors. Based on this market analysis and industry knowledge, Brass Eagle believes that these advances have significantly broadened the paintball industry's consumer base, increased the overall number of paintball participants, and heightened the general awareness of and excitement for the sport.

Approximately 85% of Brass Eagle's sales are to national and regional mass merchandisers, such as Wal-Mart and Kmart, and major sporting goods retailers, such as The Sports Authority and Dick's Clothing and Sporting Goods. Wal-Mart accounted for over 10% of Brass Eagle's sales in 2001. Brass Eagle's products are also sold through sporting goods distributors, specialty distributors of paintball products, and paintball specialty shops. Sales of Brass Eagle's products reflect, in part, a seasonality of market demand. In fiscal 2001, approximately 54% of Brass Eagle's net sales occurred during the six months ended December 31, 2001. Quarterly results may vary from year to year due to the timing of new product introductions, major customer shipments, inventory holdings of significant customers, adverse weather conditions and sales mix of products sold. Accordingly, comparisons of quarterly information of Brass Eagle's results of operations may not be indicative of Brass Eagle's ongoing performance.

On June 30, 2000 Brass Eagle acquired the assets of JT USA, LP of Chula Vista, California, through its subsidiary JT USA Inc. JT USA is a leading manufacturer of protective accessories and apparel for the paintball industry. The JT USA product line, regarded as the benchmark in the industry, includes masks, goggles, active and casual apparel and protective gear primarily distributed through traditional paintball retailers.

JT USA continues to manufacture its core line of products under the JT label as well as producing masks and accessory products for Brass Eagle. JT USA retains its headquarters and manufacturing facility in California.

Brass Eagle believes that paintball, as an extreme sport, is positioned to experience continued growth as the sport becomes available to a broader consumer group. Based on published industry data, compiled in part by Brass Eagle, and management's knowledge of the industry, Brass Eagle believes that total paintball expenditures, including purchases of paintball markers, paintballs, accessories, and playing field fees, were approximately $430 million for 2001 and projects these expenditures to continue to increase in the future. Historically, paintball was played primarily by avid enthusiasts, generally with relatively expensive, high-end paintball markers and accessories. Enthusiasts typically obtained their equipment from a highly fragmented base of catalogue distributors and specialty retailers. Recently, an increasingly broader group of players, including corporate groups, youth leagues, church organizations and others, have begun participating in paintball. These beginner and recreational players often purchase paintball markers and accessories at mass merchandise stores or sporting goods stores and play paintball several times per year. Brass Eagle believes that its strategy of providing a full range of products at various price and performance points has contributed significantly to the broadening of the industry's consumer base, the increase in the overall number of paintball participants, and the growing acceptance of the sport.

A key component in the continued growth of paintball is the availability of playing facilities. Historically, these facilities have consisted of commercial and private fields, typically located outside urban centers and in rural areas and used primarily by paintball enthusiasts. In order to further develop the market for paintball in more densely populated areas, Brass Eagle is promoting a modular paintball field concept that can be played in a relatively small, self-contained area that can easily be adapted or designed to fit into existing family amusement centers such as go-cart tracks, batting cages and miniature golf courses or as a stand-alone facility. Brass Eagle is marketing this concept under the Pursuit Park name. In addition, Brass Eagle believes that a significant number of field operators are upgrading their facilities to cater to the growing number of beginner and recreational players. Many operators are constructing "scenario fields" where mock battlefields, forts, and other props are utilized to provide a fun, exciting and fantasy-like experience.

Brass Eagle, in conjunction with its partners, has developed Challenge Park Xtreme, an extreme sports and entertainment complex that includes numerous paintball venues, a BMX racing track, a skate park for in-line and skateboarding and mountain biking trails. It is located on 154 acres on the Des Plaines River in Joliet, Illinois. Challenge Park Xtreme opened to the public in October 2000.

Sales by Geographic Area

Brass Eagle sells paintball markers, paintballs, and accessories through major domestic and international retailers and paintball specialty stores. The following summarizes the geographic distribution of Brass Eagle's sales.

	(Dollars In Thousands) December 31,		
	2001	2000	1999
Revenues			
United States	$86,212	$82,082	$65,371
Other geographic areas	$5,673	$4,678	$2,859

Products

Brass Eagle offers a full line of paintball products, including paintball markers, paintballs, and accessories at various price points.

Paintball Markers. Brass Eagle designs and distributes a full line of paintball markers with a variety of performance characteristics. There are three primary classifications of paintball markers: pump action, semi-automatic and ultra high performance paintball markers. Pump action markers, such as Brass Eagle's Blade and Talon models, are direct descendents of the original "splotch marker" used to mark cattle and trees before the advent of the sport of paintball. These paintball markers use 12 gram CO2 jets, are actuated using a pump action, and usually have a small paintball capacity. Continuous air pump action paintball markers, such as the original Saber and Tigershark models, differ from a 12 gram paintball marker in that they use a refillable cylinder as a power source and a hopper to feed multiple paintballs into the chamber. Brass Eagle offers three pump action markers; these are the Talon Ghost, the Blade and the Saber. The Blade and the Saber are two new models in Brass Eagle's new Next Generation series. While a pump action marker needs to be cocked before each shot, a semi-automatic paintball marker needs to be cocked only once before expelling the first paintball. Thereafter, it expels automatically after each trigger pull. Most organized paintball tournaments are played exclusively with semi-automatic paintball markers. Brass Eagle currently offers three semi-automatic paintball markers: the Avenger, the Samurai, and the Stingray II Ice. Brass Eagle introduced the Avenger semi-automatic paintball marker in the AEGIS Series in 2001. Brass Eagle will introduce the Marauder, a new polymer semi-automatic marker, in the first half of 2002 to meet the demand in this emerging, low-cost, high-performance category. In addition, Viewloader introduced a series of new metal semi-automatic markers called the Genesis, the Genesis Surge, Surge df and the Revelation in 2001. JT USA will introduce a new series of markers in 2002 to further leverage the JT brand.

Paintballs. Paintballs are made of a gelatinous material; the paint is non-toxic, biodegradable and washable. Paintballs are manufactured using an encapsulation process requiring special equipment and certain technical knowledge. Brass Eagle sells its paintballs in multiple colors in packages ranging in size from 100 to 2,000 balls. Commencing in the fourth quarter of 1999, Brass Eagle began producing virtually all its paintball requirements. The new Viewloader line of paintballs was successfully introduced in 2001. A new line of high-quality paintballs will be introduced under the JT brand in 2002.

Accessory Products. Brass Eagle markets a broad product line of paintball accessories complementary to its paintball markers and paintballs. These accessory products include goggle systems, paintball hoppers, cleaning squeegees, and refillable CO2 tanks. Goggle systems, a requirement for safe paintball play, are a primary component of Brass Eagle's accessory product line. The goggle systems are designed to provide full face, eye and ear protection.

As a direct result of the JT USA acquisition, Brass Eagle terminated a strategic alliance with Leader Industries of Montreal, Quebec, Canada, a producer of paintball facemasks. As of May 2, 2000, Brass Eagle no longer serves as Leader's exclusive worldwide distributor of facemasks. Brass Eagle's goggle systems are manufactured and marketed under the JT brand.

Sales and Distribution

Brass Eagle's sales and distribution strategy is innovative in the paintball industry. Unlike many of its competitors, Brass Eagle makes its products readily available to mainstream consumers through mass merchandisers, major sporting goods retailers, and specialty retailers. To facilitate its sales and distribution strategy, Brass Eagle maintains a sales and marketing staff, including senior management and in-house sales and marketing personnel, and retains six independent manufacturer's sales representative organizations to service the United States market. The sales representatives generally offer various lines of sporting goods and have established relationships with retailers in Brass Eagle's targeted distribution channels. These sales representatives operate under standard contracts in defined geographic territories and are contractually prohibited from selling competitors' paintball products.

Growth Strategies

Brass Eagle has developed the following growth strategies to capitalize on its strong brand name, successful products, and operating capabilities:

- **Expand Penetration of New and Existing Markets.** Brass Eagle's sales and marketing programs are aimed at increasing its presence in its existing markets and expanding into new markets. Brass Eagle believes opportunities continue to exist for increased market penetration into select mass merchandisers and sporting goods specialty stores. In addition, Brass Eagle expects to increase sales to wholesale distributors, which supply their products to other specialty retailers and international markets. Brass Eagle believes that an expansion of product presence in existing outlets will extend its market leadership. Brass Eagle has a direct sales marketing group to reach consumers with unique, branded accessories and apparel. Brass Eagle's amusement sales group is aggressively pursuing new markets such as family entertainment centers using product concepts such as Pursuit Park playing fields.

- **Extend Product Offerings Within Existing Brands.** Brass Eagle will introduce new marker and paintball products targeted at traditional market consumers. These products will be marketed under the JT and Viewloader brand names and are expected to provide incremental revenue and earnings by leveraging the value of these brand acquisitions. In addition, these products will be introduced into Brass Eagle's existing distribution network.

- **Increase Participation in the Sport of Paintball.** Based on market data, compiled in part by Brass Eagle, and management's knowledge of the industry, Brass Eagle believes that its increased marketing efforts and heightened media exposure are helping to promote and grow the sport of paintball. Through high visibility promotional campaigns, such as the Company's *"Road To Aruba"* International Tournament Series and national network cable television commercial spots on ESPN2 and MTV and other televised programs, paintball has been introduced to a broader group of potential participants. Brass Eagle is involved in numerous paintball events and promotions and supports the National Professional Paintball League. In addition, Brass Eagle has been featured and has advertised in paintball-related publications. Brass Eagle currently is marketing a modular field concept under the Pursuit Park name through an exclusive distributor in the amusement industry specializing in family entertainment centers. High-speed modular games such as those available in a Pursuit Park provide the beginner, recreational and competition level participant with convenient access to playing fields and the opportunity to participate in an exciting new paintball activity. The modular field concept has been widely accepted in the competition level with the inclusion of Pursuit Park in the 2000 World Paintball Championships in Kissimmee, Florida. Brass Eagle believes that the Pursuit Park product will continue to be an important part of bringing the sport to people of all skill levels.

- **Increase International Sales of Paintball Products.** Brass Eagle believes that international markets for paintball products and accessories present opportunities for growth and is focusing on expanding retail distribution, especially in the Canadian, European and Mexican markets.

GROWTH STRATEGIES (Continued)

- **Increase Product Sales Through Step-By-Step Price Levels.** Brass Eagle offers paintball markers to consumers at price points from $35 for beginner products to $350 for recreational and tournament level products. In 2001, Brass Eagle continued to introduce new markers, new players kits and a host of accessories, which are targeted to satisfy the demands of multi-level paintball participants.

  Brass Eagle believes that by offering products spanning a wide range of price points it is able to meet the needs of new paintball consumers, as well as recreation and competition players as they move to more sophisticated products. Brass Eagle intends to continue to focus on product development to ensure that it is able to offer high quality paintball products at step-by-step price points.

- **Evaluate Strategic Acquisitions and Alliances.** Brass Eagle added two additional businesses in 2000: JT USA and Challenge Park Xtreme. Brass Eagle may, when and if the opportunity arises, acquire other businesses involved in activities or having product lines that are compatible with those of Brass Eagle.

  In 2000, Brass Eagle also completed the first phase development of Challenge Park Xtreme, an extreme sports and entertainment complex that includes numerous paintball fields, a BMX track, an in-line skating rink, skateboarding ramps and mountain biking trails. Located on 154 acres on the Des Plaines River in Joliet, Illinois, Challenge Park Xtreme opened to the public in October 2000. Brass Eagle, through its subsidiary Brass Eagle Challenge Park, Inc., owns the majority of the limited liability company which operates the park.

  In 2000, Brass Eagle also completed the acquisition of the assets of JT USA, LP of Chula Vista, California. JT USA is a leading manufacturer of protective accessories and apparel for the paintball industry. The JT USA product line, regarded as the benchmark in the industry, includes masks, goggles, active and casual apparel and protective gear primarily distributed through traditional paintball retailers.

  JT USA offers the opportunity for increased market share and margin, increased product offerings and further penetration into the traditional market. Furthermore, JT represents a good platform to expand Brass Eagle's business outside of paintball to the broader extreme sports market.

- **Widely Recognized Brand Names and Distinctive Products.** Brass Eagle promotes its brand names and image through focused marketing programs and creative advertising in a variety of U.S. and international paintball publications and via targeted programming on national cable television. Brass Eagle's family of brands and products also receive further promotion through frequent editorial references in paintball and broad based financial and general media publications.

Manufacturing; Strategic Alliances; Backlog
Brass Eagle, in conjunction with certain of its key suppliers, designs all of its paintball markers, goggle systems and select accessory items.

Brass Eagle works closely with a variety of vendors to meet its production needs, including machine shops, die casters, and injection molders. Although Brass Eagle has established relationships with its principal suppliers and manufacturing sources, it does not have long-term contracts with any vendors, nor does it maintain multiple simultaneous relationships with vendors for parts, tooling, supplies, or services critical to its manufacturing processes. Brass Eagle believes that alternative vendors are available if necessary and consequently does not believe that the loss of any of these vendors would have a material adverse effect on Brass Eagle and its prospects. Brass Eagle's contractual relationships with its principal suppliers and manufacturing sources are pursuant to Brass Eagle's standard form purchase agreements. Brass Eagle continually reviews its vendor relationships with regard to cost, delivery, and quality.

As of February 25, 2002 and 2001, Brass Eagle had $2.4 million and $1.0 million, respectively, in current and future open orders.

Competition
Brass Eagle believes that paintball competes in the highly competitive extreme sports segment of the sports and recreation industry. This segment includes mountain biking, snowboarding, alpine and cross-country snow skiing, water skiing, in-line skating, and skateboarding. In the paintball market, Brass Eagle believes that it competes primarily on the basis of price and product performance. There can be no assurance, however, that any number of new competitors, some of which may have significantly greater financial and organizational resources than Brass Eagle, will not emerge in the future as the market for paintball products develops further, or that the present competitors of Brass Eagle will not be able to compete more successfully in the future.

In order for Brass Eagle to maintain or grow its market share and profitability, it must continue to develop the market for paintball while competing successfully with others in the extreme sports segment of the sports and recreation industry, as well as with other current and potential paintball product manufacturers.

Intellectual Property
Brass Eagle currently holds patents in the United States and Canada on most of its paintball markers. In addition, Brass Eagle acquired four patents as part of its 1999 acquisition of the assets of CM Support, Inc. These patents are mainly related to loaders used to feed paintballs into the marker. A number of patents and trademarks were also acquired as part of the 2000 acquisition of the assets of JT USA, L. P. There can be no assurance that current or future patent protection will prevent competitors from offering competing products, that any issued patents will be upheld, or that patent protection will be granted in any or all of the countries in which applications are currently pending or granted on the breadth of the description of the invention. Brass Eagle also has trademark registrations for its name and the name of many of its products in the United States and both registrations and applications in Canada. Although Brass Eagle believes that patents are useful in maintaining its competitive position, it considers other factors, such as its brand names, ability to design innovative products, technical and marketing expertise, and customer service to be its primary competitive advantages.

Due to considerations relating to, among other things, cost, delay, or adverse publicity, there can be no assurance that Brass Eagle will elect to enforce its intellectual property rights in any particular instance. Brass Eagle is currently not a party to any significant patent litigation, except for a recently filed lawsuit in which Brass Eagle is the plaintiff, and a violation of a Brass Eagle patent by third parties is alleged.

Brass Eagle's competitors have also obtained and may continue to obtain patents on certain features of their products, which may prevent or discourage Brass Eagle from offering such features on its products; this, in turn, could result in a competitive disadvantage to Brass Eagle.

Environmental Matters

Brass Eagle is subject to federal, state, and local laws, regulations, and ordinances that (1) govern activities or operations that may have adverse environmental effects (such as emissions to air, discharges to water, and the generation, handling, storage, transportation, treatment, and disposal of solid and hazardous wastes) or (2) impose liability for cleaning up or remediating contaminated property (or the cost thereof), including damages from spills, disposals, or other releases of hazardous substances or wastes in certain circumstances without regard to fault. Brass Eagle's manufacturing operations routinely involve the handling of relatively small amounts of chemicals and wastes, some of which are or may become regulated as hazardous substances. Brass Eagle has not incurred, and does not expect to incur, any significant expenditures or liabilities for environmental matters. As a result, Brass Eagle believes that its environmental obligations will not have a material adverse effect on its operations or financial position.

Government Regulation

Paintball products are within the jurisdiction of the United States Consumer Products Safety Commission (CPSC) and other federal, state, and foreign regulatory bodies. Under CPSC regulations, a manufacturer of consumer goods is obligated to notify the CPSC if, among other things, the manufacturer becomes aware that one of its products has a defect that could create a substantial risk of injury. If the manufacturer has not already undertaken to do so, the CPSC may require a manufacturer to recall a product, which may involve product repair, replacement, or refund. Brass Eagle is not currently aware of any CPSC activity that is likely to result in the recall of a Brass Eagle product.

Brass Eagle understands that certain local and foreign jurisdictions have legislation that prohibits retailers from selling certain product categories that are or may be sufficiently broad enough to include paintball markers. Although Brass Eagle is not aware of any state or federal initiatives to enact comparable legislation, there can be no assurance that such legislation will not be enacted in the future.

The American Society for Testing and Materials (ASTM), a non-governmental self-regulating association, has been active in developing voluntary standards regarding paintball fields, paintball face protection, and paintball markers. Brass Eagle representatives are active on the relevant ASTM subcommittees and in developing the relevant safety standards. Brass Eagle does not believe that any current or pending ASTM standards will have a material adverse effect on Brass Eagle's cost of doing business.

Adverse publicity relating to the sport of paintball, or publicity associated with actions by the CPSC or others expressing concern about the safety or function of Brass Eagle's products or its competitor's products (whether or not such publicity is associated with a claim against Brass Eagle or results in any action by Brass Eagle or the CPSC), could have a material adverse effect on Brass Eagle's reputation, brand image, or markets, any of which could have a material adverse effect on Brass Eagle or its prospects.

Foreign Sales and Operations

Brass Eagle's foreign sales and operations are subject to the usual risks that may affect such sales and operations. These include, among other things, currency fluctuations, changes in local economic conditions, uncertain political environments, and changes in foreign regulations and restrictions. Brass Eagle believes that its current foreign sales and operations are predominately in countries where such risks are not likely to be material. For certain financial information regarding Brass Eagle's international sales, see "Sales by Geographic Area" above.

Employees

As of December 31, 2001, Brass Eagle employed approximately 292 full-time employees. In addition, Brass Eagle utilizes additional temporary personnel in its assembly operations to meet production demand when necessary. Brass Eagle is not a party to any labor agreements, and none of its employees are represented by a labor union. Brass Eagle considers its relationship with its employees to be excellent.

ITEM 2: PROPERTIES

The following table sets forth certain information as of December 31, 2001 relating to Brass Eagles' principal properties:

LOCATION	PURPOSE / PRODUCTS	APPROXIMATE SIZE (SQ. FT.)	OWNED OR LEASED
Bentonville, Arkansas	Sales & Administrative Office	14,040	Owned
Chula Vista, California	Distribution of Masks; Sales & Administrative Office	27,820	Leased
Joliet, Illinois	CPX Extreme Sports Park Attractions and Facilities	5,500	Owned
Neosho, Missouri	Distribution Center	132,935	Leased
Neosho, Missouri	Manufacturing Facility – Paintballs	31,000	Leased
Batesville, Mississippi	Manufacturing Facility – C02 Jets	12,500	Leased

Brass Eagle has lease renewal options on the distribution facility and the paintball manufacturing facility in Neosho, Missouri, and a renewal option on the manufacturing facility in Batesville, Mississippi. Brass Eagle has an option to buy the distribution center and offices in Chula Vista, California.

Brass Eagle believes that its facilities are generally suitable for their present and intended purposes and adequate for their current and expected levels of operations.

ITEM 3: LEGAL PROCEEDINGS

Due generally to the occasional misuse of paintball products, Brass Eagle is a defendant in product liability lawsuits from time to time. At this time, there are 13 product liability lawsuits pending against Brass Eagle. To date, all claims and lawsuits against Brass Eagle either have been, or are expected to be, resolved without any material or adverse effect on Brass Eagle or its prospects.

ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of stockholders during the fourth quarter of 2001.

EXECUTIVE OFFICERS OF THE COMPANY

E. Lynn Scott	47	Mr. Scott has been President and Chief Executive Officer of Brass Eagle since its inception in September 1997. Mr. Scott was responsible for developing Daisy's Paintball operations through its Brass Eagle division and served as President of the division since November 1996. Prior to that, he served as Vice President, Sales and Marketing of Daisy from June 1989 to April 1997. Before joining Daisy, Mr. Scott served as VP, Sales and Marketing at Skeeter Products and Crosman, both divisions of the Coleman Company that specialize in sporting goods.
J. R. Brian Hanna	49	Mr. Hanna has been Vice President - Finance, Chief Financial Officer and Treasurer of Brass Eagle since December 1997. Prior to that, he was employed at GSW for 14 years where he served as Vice President Finance – Chief Financial Officer from 1991 to November 1997; Director of Marketing from 1988 to 1991; Treasurer from 1986 to 1988; and Manager of Internal Audit from 1983 to 1986.
Mark A. Skrocki	42	Mr. Skrocki joined Brass Eagle in August 1999 as Sr. Vice President - Sales. Mr. Skrocki brings extensive experience in sales and marketing management in the sporting goods industry. He came to Brass Eagle from Silstar Corp. of America, Inc., a manufacturer and distributor of fishing rods and reels, where he was Director of Sales and Marketing and later Vice President of Sales and Marketing from 1989 to July 1999. Prior to that, Mr. Skrocki was with Tasco Sales, Inc., an optics company that serves the sporting goods industry, from 1987 to 1989. Prior to Tasco, he served in several management functions at Shakespeare Company, a fishing industry manufacturer, from 1983 to 1987.
Charles Prudhomme	50	Mr. Prudhomme has been Vice President of Marketing and Business Development of Brass Eagle since its inception in September 1997. Prior to that, he served as Vice President of Business Development and Director of Marketing of Daisy from April 1996 and as a consultant at Daisy from August 1994 until March 1996. Before joining Daisy, Mr. Prudhomme served as a principal in the Coronado Group, a management consulting firm from March 1993 to March 1996; and Vice President of Joey Reiman Advertising Agency, an advertising firm, from December 1991 to February 1993.

EXECUTIVE OFFICERS OF THE COMPANY (Continued)

Steven R. DeMent	44	Mr. DeMent has been **Vice President of Operations** of Brass Eagle since its inception in September 1997. Prior to that, he served as Director of Operations of Daisy from September 1995 to August 1997. Before joining Daisy, he served as President of New Way Tours, a charter bus and transportation service, from May 1994 to September 1995; Vice President of Operations for Competec International Ltd., a maker of custom plastics from April 1993 to May 1994; and as Plant Manager for Key Tronic Corporation, a maker of computer key boards, from 1988 to 1993.
Steven R. Cherry	45	Mr. Cherry has been **Vice President, Product Development** of Brass Eagle since its inception in September 1997. Prior to that, he served as Director of Product Development of Daisy from May 1995 to August 1997. Mr. Cherry served as a liaison between Daisy's paintball sales and manufacturing groups. He served with Daisy as Product Manager from October 1990 to May 1995; as Manufacturing Engineering Manager from June 1988 to October 1990; and Chief Industrial Engineer from June 1986 to June 1988.
John D. Flynn	52	Mr. Flynn has been **Vice President - General Counsel & Secretary** of Brass Eagle since June 1998. Prior to that, he served as Vice President, General Counsel & Secretary at Daisy Manufacturing from November 1996 to June 1998. Prior to Daisy, Mr. Flynn was a Senior Attorney with Cleveland – Cliffs Inc., an iron ore mining firm, from 1985 – 1996.

PART II

ITEM 5: MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Brass Eagle's Common Stock trades on The Nasdaq Stock Market under the symbol "XTRM". The following table sets forth the high and low recorded sale prices of the Common Stock during the periods indicated as reported by Nasdaq:

	2001		2000	
	High	Low	High	Low
First Qtr.	8.750	6.031	7.375	4.500
Second Qtr.	10.300	6.810	6.750	3.625
Third Qtr.	11.380	4.310	5.500	2.875
Fourth Qtr.	5.502	3.350	7.938	3.625

Shareholders

On February 15th, 2002, there were 7,148,733 shares of Brass Eagle's Common Stock outstanding, which was held by approximately 1,100 record and street name holders.

Cash Dividends

Brass Eagle has not paid any dividends during the years ended December 31, 2001 and 2000, nor does it expect to pay a cash dividend in the foreseeable future. Brass Eagle's credit agreement with Bank of America prohibits the payment of cash dividends.

ITEM 6: SELECTED FINANCIAL DATA

The following table presents selected historical financial data of Brass Eagle. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and notes thereto included in this report. The inter-period comparability of the data presented is materially affected by the acquisitions that Brass Eagle has completed since 1997.

	Year Ended December 31, (Dollars in thousands except per share data.)				
	2001	2000	1999	1998	1997
Statement of Operations Data:					
Net Sales	$ 91,885	$ 86,760	$ 68,230	$ 75,149	$36,139
Operating Income	8,412	14,979	12,680	13,090	6,062
Net Income	3,926	8,668	8,185	8,195	3,636
Diluted Earnings Per Share	0.52	1.15	1.07	1.07	0.69
Balance Sheet Data (at period end):					
Total Assets	$ 92,295	$ 95,816	$ 48,445	$ 41,430	$36,229
Long Term Debt, Less Current Maturities	14,607	19,615	0	0	0

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the "Selected Financial Data" and the Financial Statements and the related notes thereto, which are included elsewhere in this report.

General

Based on market data, compiled in part by Brass Eagle, and management's knowledge of the industry, Brass Eagle believes that it is a worldwide leader in the design, manufacture, marketing and distribution of paintball products. Brass Eagle's sales have grown rapidly, from $36.1 million in 1997, to $91.9 million in 2001. Based on this market data and industry knowledge, Brass Eagle believes that its growth has been due to demand from consumers through mass merchandisers and major sporting goods retailers for Brass Eagle's products. Brass Eagle believes that opportunities for growth continue to exist worldwide and will seek to increase market awareness both nationally and internationally. Although growth opportunities remain, there can be no assurance that growth will occur.

Brass Eagle's gross profits have increased from $11.3 million in 1997 to $33.0 million in 2001. Brass Eagle's gross profit percentages have increased because of increased volume while maintaining a consistent overhead structure, reduced raw material cost due to volume discounts, the commencement of paintball manufacturing and the purchase of the assets of JT USA, L. P.

Results of Operations

The following table sets forth operations data as a percentage of net sales for the periods indicated.

	2001	2000	1999
Net Sales	100.0%	100.0%	100.0%
Cost of Sales	64.0%	61.4%	61.7%
Gross Profit	36.0%	38.6%	38.3%
Operating Expenses	26.8%	21.3%	19.7%
Operating Income	9.2%	17.3%	18.6%
Net Income	4.3%	10.0%	12.0%

Year Ended December 31, 2001, Compared To Year Ended December 31, 2000.

Net Sales. Net sales increased by 5.9% to $91.9 million in 2001 from $86.8 million in 2000. The increase in net sales was primarily due to increased sales of masks and sales of new product lines.

Domestic sales increased by 5.0% to $86.2 million (or 93.8% of sales) in 2001 from $82.1 million (or 94.6% of sales) in 2000. International sales increased by 21.3% to $5.7 million (or 6.2% of sales) in 2000 from $4.7 million (or 5.4% of sales) in 2000. The increase in international sales was primarily due to sales of JT branded products.

Gross Profit. Gross profit as a percentage of net sales decreased to 36.0% in 2001 compared to 38.6% in 2000. During the year, Brass Eagle closed it's marker assembly operation in Granby, Missouri and outsourced marker assembly to Mexico, China and Taiwan as a means of obtaining cost reduction. Costs associated with this transfer of assembly operation, as well as a reduction in the percentage of sales represented by markers and an increase in the warranty accrual, resulted in the lower gross margin.

Operating Expenses. Operating expenses increased by 33.0% to $24.6 million in 2001 compared to $18.5 million in 2000. Operating expenses increased primarily due to increased labor and related costs associated with new growth. Operating expenses also increased due to allowance for bad debt expense associated with K-Mart's Chapter 11 petition, increased amortization expense associated with the JT USA acquisition and increased freight costs. The increases were partially offset by a reduction in incentive compensation. In addition, non-recurring charges for strategic initiative expenses were incurred in 2000 but not 2001.

Operating Income. Operating income decreased by 44.0% to $8.4 million in 2001 from $15.0 million in 2000. The decrease was primarily due to lower gross profit margins and increased operating expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Interest. Brass Eagle recorded net interest expenses of $1.9 million for 2001 compared to $1.0 million in 2000. The increase in net interest expense was due to the establishment of a term loan on June 30, 2000 of $28.0 million in connection with the JT USA acquisition.

Income Tax Rate. Brass Eagle's effective federal and state income tax rate was 39.5% for 2001 and 38.2% for 2000. The increase in the income tax rate is due to higher effective state taxes primarily due to a reduction in tax credits from the State of Missouri and the JT USA operations being located in California, a higher state tax jurisdiction.

Recent Results. Net sales in the fourth quarter of 2001 increased by 7.5% to $34.2 million, as compared to $31.8 million in the fourth quarter of 2000. This increase in sales was primarily due to increased sales of masks and sales of new product lines.

Gross profit as a percentage of net sales decreased to 33.0% in the fourth quarter of 2001 versus 41.0% in the fourth quarter of 2000. This gross profit decrease was due primarily to three factors: price reductions, manufacturing inefficiencies and an increase in the warranty accrual. In addition, the obsolete inventory provision was increased.

Operating expenses increased 43.4% to $7.6 million in the fourth quarter of 2001 from $5.3 million in the fourth quarter of 2000 This increase was due to increased bad debt expense associated with K-Mart's Chapter 11 petition, increased co-op advertising and freight expenses.

Year Ended December 31, 2000, Compared To Year Ended December 31, 1999

Net Sales. Net sales increased by 27.3% to $86.8 million in 2000 from $68.2 million in 1999. The increase in net sales was primarily due to the increase in the popularity of the sport resulting in increased sales to our customers. In addition, sales increased due to the acquisition of JT USA.

Domestic sales increased by 25.5% to $82.1 million (or 94.6% of sales) in 2000 from $65.4 million (or 95.9% of sales) in 1999. International sales increased by 67.9% to $4.7 million (or 5.4% of sales) in 2000 from $2.8 million (or 4.1% of sales) in 1999. The increase in international sales is due to increased sales to Canadian customers.

Gross Profit. Gross profit as a percentage of net sales increased to 38.6% in 2000 from 38.3% in 1999. This increase was primarily due to cost savings resulting from Brass Eagle manufacturing masks, as a result of its acquisition of the assets of JT USA on June 30, 2000, verses purchasing masks for resale prior to that date.

Operating Expenses. Operating expenses increased by 38.1% to $18.5 million in 2000 compared to $13.4 million in 1999.The increase was primarily due to additional administrative, selling and amortization expenses associated with JT USA operations. The pre-opening expenses for Challenge Park also contributed to the increase. During the third quarter 2000 Brass Eagle incurred non-recurring strategic initiative expenses in connection with a proposed acquisition of Brass Eagle, which was terminated by Brass Eagle. Operating expenses were also higher due to increased incentive compensation and increased professional services. These increases were partially offset by reductions in promotional expense and the closing of the Mississippi Retail Store.

Operating Income. Operating income increased by 18.1% to $15.0 million in 2000 compared to $12.7 million in 1999. The increase was primarily due to higher unit sales volume and improved gross profit percentages. Operating income as a percentage of sales was 17.3% in 2000 compared to 18.6% in 1999. The decrease as a percentage of sales was due to increased operating expenses.

Interest. Brass Eagle recorded net interest expense of $1.0 million for 2000 compared to net interest income of $190,000 in 1999. The increase in net interest expense was due to the establishment of a term loan of $28.0 million in connection with the JT USA acquisition.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Income Tax Rate. Brass Eagle's effective federal and state income tax rate was 38.2% for 2000 and 36.4% for 1999. The increase in the income tax rate is due to higher effective state taxes primarily from the acquisition of the JT USA, LP in California, a higher state tax jurisdiction.

Liquidity and Capital Resources.

At December 31, 2001 Brass Eagle had working capital of $21.9 million and at December 31, 2000 had working capital of $21.6 million. Brass Eagle had in place a $40.0 million Senior Credit Facility with Bank of America as of December 31, 2000. On February 1, 2001, this Credit Facility was modified to adjust the availability under the revolving line of credit to $5.5 million and adjust certain restrictive covenants. On December 31, 2001, this Credit Facility was modified to adjust certain restrictive covenants. Brass Eagle is currently in compliance with all restrictive covenants of the Credit Facility.

Brass Eagle believes that funds generated from operations, together with borrowings under the Credit Facility, will be adequate to meet its anticipated cash requirements for at least the next 18 months. Brass Eagle's operating cash flows are subject to risk of a decrease if demand for the company's products decline. Brass Eagle may, when and if the opportunity arises, acquire other businesses involved in activities or having product lines that are compatible with those of Brass Eagle or pursue vertical integration of production capabilities for one or more of Brass Eagle's products which are currently purchased from third parties. The capital expenditures that would be associated with any such activities that may occur in the future would be funded with available cash and cash equivalents, borrowings from the Credit Facility, working capital, or a combination of such sources.

In March of 2001, Brass Eagle acquired selected machinery and equipment from Nittan USA, Inc. a manufacturer of CO2 jets, for $2.3 million. Brass Eagle agreed to lease facilities in Batesville, Mississippi to house the equipment and produce CO2 jets that are sold to Brass Eagle customers.

In June of 2000, Brass Eagle completed the acquisition of substantially all of the assets of JT USA, L. P. of Chula Vista, California for $32.0 million in cash. In addition, Brass Eagle spent approximately $374,000 in closing costs for the purchase. The assets involved included all patent and trademark rights, molds, tools and dies used to produce product, all product lines, a lease of real property in Chula Vista, California, substantially all existing contracts, licenses and permits, all inventory, all accounts receivable and goodwill. The assets are owned by Brass Eagle's subsidiary, JT USA Inc.

In January of 1999, Brass Eagle acquired certain assets of CM Support, Inc. of Dallas, Texas for $5.0 million in cash. The assets acquired were patents, trademarks, fixed assets and inventory.

Net cash provided by operating activities for 2001 was $4.9 million, which consisted primarily of net income of $3.9 million, depreciation and amortization expense of $4.6 million, a decrease in "Due From Affiliate" of $326,000, a decrease in accounts payable and accrued expenses and prepaid expense of $4.3 million, a net decrease in accounts receivable of $1.7 million, a decrease in inventory of $883,000, an increase in deferred taxes of $437,000 and an increase in provision for doubtful accounts of $1.2 million. Net cash provided by operating activities for 2000 was $10.3 million, which consisted primarily of net income of $8.7 million, depreciation and amortization expense of $2.9 million, a decrease in "Due From Affiliate" of $94,000, an increase in accounts payable and accrued expenses and prepaid expense of $8.8 million, a net decrease in accounts receivable of $7.4 million, an increase in inventory of $2.4 million, and an increase in deferred taxes of $479,000.

Net cash used in investing activities in 2001 was $4.2 million. This was due to the acquisition of the Nittan assets of $2.3 million and the purchase of property and equipment of $1.9 million. During 2001, Brass Eagle spent approximately $1.1 million for additional manufacturing equipment.

Net cash used in investing activities in 2000 was $38.8 million. This was due to the acquisition of the assets of JT USA, LP of $32.4 million and purchases of property and equipment of $6.4 million.

LIQUIDITY AND CAPITAL RESOURCES (Continued)

During 2000, Brass Eagle spent $4.7 million to complete the construction of Challenge Park Xtreme. During 1999, Brass Eagle purchased a new office building, including furniture and fixtures, for $1.3 million and spent approximately $1.1 million for tooling costs for two new markers.

Net cash used in financing activities was $4.2 million for 2001 and was due to the proceeds from borrowings from Brass Eagle's Credit Facility of $2.0 million, reduction of long-term debt of $6.2 million, borrowings from the line of credit of $40,000 and issuance of stock of $16,000. Net cash provided by financing activities was $28.7 million for 2000 and was due to the proceeds from borrowings from Brass Eagle's Credit Facility of $28.0 million, reduction of long-term debt of $2.8 million, net borrowings from the line of credit of $3.9 million, bank loan fees of $350,000, and issuance of stock of $19,000.

Brass Eagle has the following contractual obligations as of December 31, 2001 that can impact it's liquidity:

Contractual Obligations (In thousands)	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-Term Debt	$ 21,014	$ 6,407	$ 14,607	$ 0	$ 0
Line of Credit *	$ 3,990	$ 3,990	$ 0	$ 0	$ 0
Operating Leases	$ 1,919	$ 868	$ 1,051	$ 0	$ 0
Total Contractual Cash Obligations	$ 26,923	$ 11,265	$ 15,658	$ 0	$ 0

Other Commercial Commitments (In thousands)	Amount of Commitment Expiration Per Period				
	Total Amounts Committed	Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Lines of Credit	$ 5,500	$ 0	$ 5,500	$ 0	$ 0
Standby Letters of Credit *	$ 0	$ 0	$ 0	$ 0	$ 0
Total Commercial Commitments	$ 5,500	$ 0	$ 5,500	$ 0	$ 0

* The standby letter of credit borrowings are considered advances against the $5.5 million line of credit. As of December 31, 2001, the company had $3,990 of outstanding borrowings of which $90 represented standby letter of credit borrowings.

LIQUIDITY AND CAPITAL RESOURCES (Continued)

Transactions with Related Parties

Brass Eagle purchases certain raw materials and finished goods from Titan Plastics Group, which is related through common ownership. Purchases from this company were approximately $13.5 million, $5.0 million and $1.5 million for the years ended December 31, 2001, 2000 and 1999, respectively. This supplier bids for business on the same basis as third parties and Brass Eagle makes the final selection according to best price and service. Brass Eagle can terminate its relationship with Wollin with 180 days notice without cause and 30 days notice with cause.

Pursuant to a corporate reorganization effected November 24, 1997, Brass Eagle transferred all of its non-paintball related assets, operations and liabilities to a newly created subsidiary Daisy Manufacturing Company (New Daisy) all of the stock of which was spun-off to existing Brass Eagle shareholders. Brass Eagle and New Daisy entered into a Tax Allocation Agreement effective November 24, 1997. The Tax Allocation Agreement provides generally that Brass Eagle and New Daisy shall compute their separate federal and state tax liabilities as if they had always filed separate returns for each taxable period. Brass Eagle and New Daisy have agreed to reimburse each other for any reduction or increase in the tax obligation caused by the use of tax attributes allocable to the other. The significant tax attributes allocable include the gain on the spin-off of New Daisy, including the effects of revoking Daisy's LIFO election as of the beginning of 1997, net operating losses generated by Daisy, and the potential benefits upon future exercises of stock options. Daisy owed Brass Eagle $0 and $326 as of December 31, 2001 and 2000 respectfully under the terms of agreement.

New Accounting Pronouncements

SFAS No. 141 "Business Combinations," No. 142 "Goodwill and Other Intangible Assets" and No. 144 "Accounting for the Impairment of Disposal of Long-Lived Assets"

On June 29, 2001, the FASB approved its proposed SFAS No.141, ("FAS 141") "Business Combinations," and SFAS No. 142 ("FAS 142"), "Goodwill and Other Intangible Assets"

Under FAS 141, all business combinations should be accounted for using the purchase method of accounting; use of the pooling-of-interests method is prohibited. The provisions of the statement will apply to all business combinations initiated after June 30, 2001.

FAS 142 will apply to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. The statement will supersede Accounting Principles Board, ("APB"), Opinion No. 17, "Intangible Assets," and will carry forward provisions in APB Opinion No. 17 related to internally developed intangible assets. Adoption of FAS 142 will result in the cessation of goodwill amortization. All of the provisions of the statement will be applied in future fiscal years, commencing January 1, 2002, to all goodwill and other intangible assets recognized in Brass Eagle's statement of financial position, regardless of when those assets were initially recognized.

As of December 31, 2001, Brass Eagle has goodwill and other intangible assets (net of amortization) of $32.3 million. Brass Eagle's amortization expense for the twelve month period ended December 31, 2001 was $2.1 million, of which $2.0 million related to goodwill. Brass Eagle adopted FAS 142 on January 1, 2002 at which time Brass Eagle ceased recording goodwill amortization.

FAS No.144, "Accounting for the Impairment of Disposal of Long-Lived Assets" establishes a single accounting model, based on the framework established in FAS No.121 and APB Opinion No. 30, for long-lived assets to be disposed of by sale. It eliminates the practice of valuing discontinued operations at net realizable value, and does not allow recognition of future operating losses before they occur. The basic presentation of discontinued operations

NEW ACCOUNTING PRONOUNCEMENTS (Continued)

in the income statement under APB 30 is retained, but expanded to include presentation of a *component of an entity* (which describes operations and cash flows that can clearly be distinguished, both operationally and for financial reporting purposes, from the rest of the entity) rather than a *segment of a business.*

Under this pronouncement, long-lived assets that are to be disposed of other than by sales (abandonment, exchange, distribution in spin-off, etc.) should have their depreciable lives revised in accordance with APB Opinion No. 20, "Accounting Changes". An impairment loss should be recognized at the date a long-lived asset is exchanged for a similar productive asset or if the carrying amount of the asset exceeds its fair value. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001.

Management does not believe the adoption of this pronouncement will have a material effect on Brass Eagle's financial statements.

FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation"
On March 31, 2000, the Financial Accounting Standards Board (FASB) issued interpretive guidance on several implementation issues related to APB Opinion 25 on accounting for stock issued to employees. For purposes of applying Opinion 25, an individual would be considered an employee if the company granting the options has sufficient control over the individual as to establish an employer - employee relationship. The relationship is based on case law and IRS regulations. The FASB granted an exception to this definition for elected outside members of the board of directors.

Under ABP Opinion 25, fixed option plans for employees - that is, those plans whose terms, including price and number of shares granted, remain the same throughout the duration of the plan - have no compensation expense associated with the options when the exercise price is equal to the fair value of the stock at the grant date. That is an exception to the general requirement that all awards to employees in which the number of shares or the exercise price may change do have an element of compensation expense under Opinion 25. When a company directly or indirectly reprices options, it has changed the terms of the plan, which would make it a variable plan under Opinion 25. The interpretation is generally effective beginning July 1, 2000. The interpretation applies prospectively on July 1, 1999 to new awards granted after December 15, 1998 for purposes of applying the definition of employee.

In November 1999, Brass Eagle repriced certain options granted to employees after December 15, 1998. Brass Eagle did not recognize compensation expense under ABP Opinion 25 at December 31, 2001 or December 31, 2000 because the company's stock price at that time did not exceed the repriced stock price of $8.0 per share for these options. If in the future Brass Eagle's stock price exceeds the repriced stock price of $8.0 per share Brass Eagle will recognize compensation expense.

SFAS No. 133 "Accounting For Derivative Instruments And Hedging Activities"
In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Investments and Hedging Activities." This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. In June 1999, the FASB issued SFAS No. 137, which deferred the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. Brass Eagle adopted SFAS No. 133, on January 1, 2001.

During fiscal 2000, Brass Eagle entered into an interest rate swap arrangement, which is a derivative financial instrument with a bank. The purpose of the interest rate swap arrangement is to reduce exposure to interest rate fluctuations by effectively fixing the interest rate on part of the borrowings under Brass Eagle's term debt. The term of the hedge is through August 29, 2003. As a result of its adoption of SFAS No. 133, Brass Eagle recorded a loss to Comprehensive Income of $889,000, or $540,000 net of income taxes, for the year ended December 31, 2001.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Brass Eagle is exposed to market risk, from changes in interest rates. Brass Eagle holds a derivative instrument in the form of an interest rate swap, which is viewed as a risk management tool and is not used for trading or speculative purposes. The intent of the interest rate swap is to effectively fix the interest rate on part of the borrowings under Brass Eagle's term debt. Quantitative disclosures relating to financial instruments and debt are included in the tables below.

The following table provides information on Brass Eagle's fixed maturity investments as of December 31, 2001 that are sensitive to changes in interest rates. The table also presents the debt upon which an interest rate swap agreement was entered. Since the interest rate swap effectively fixes the interest rate on the notional amount of debt, changes in interest rates have no current effect on the interest expense recorded by Brass Eagle on the portion of the debt covered by the interest rate swap.

Liability	Amount	Maturity Date
Variable rate debt	$21.0 million	June 30, 2005
Interest rate swap notional amount (Amount included in $21.0 million)	$14.0 million	August 29, 2003

ITEM 8: FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Brass Eagle Inc.
Bentonville, Arkansas

We have audited the accompanying consolidated balance sheets of Brass Eagle Inc. (Brass Eagle) as of December 31, 2001 and 2000, and the related consolidated statements of operations comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brass Eagle Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Oak Brook, Illinois
February 1, 2002

FINANCIAL STATEMENTS (Continued)

CONSOLIDATED BALANCE SHEETS
(In thousands except share data)
December 31, 2001 and 2000

	2001	2000
ASSETS		
Current assets		
Cash and cash equivalents	$ 9	$ 3,457
Accounts receivable - less allowance for doubtful accounts of $2,000 in 2001 and $393 in 2000	26,371	25,881
Due from affiliate	0	326
Inventories	13,120	14,003
Prepaid expenses and other current assets	1,191	790
Deferred income taxes	2,544	1,780
Total current assets	43,235	46,237
Property, plant and equipment, net	16,506	14,911
Other assets:		
Other assets	270	325
Intangible assets, net	32,284	34,343
	$ 92,295	$ 95,816
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Revolving credit facility	$ 3,900	$ 3,860
Accounts payable	4,438	7,340
Accrued expenses	6,549	7,853
Current maturities of long-term debt	6,407	5,607
Total current liabilities	21,294	24,660
Long-term debt, less current maturities	14,607	19,615
Deferred income taxes	1,350	821
Other liabilities	889	0
Stockholders' equity:		
Common stock, $.01 par value; 10,000,000 shares authorized, 7,266,618 issued and 7,146,918 outstanding in 2001, 7,258,290 issued and 7,138,590 outstanding in 2000	73	73
Additional paid-in capital	25,851	25,802
Accumulated other comprehensive income / (loss)	(540)	0
Retained earnings	29,314	25,388
Treasury stock, 119,700 shares at cost	(543)	(543)
	54,155	50,720
	$ 92,295	$ 95,816

See accompanying notes to consolidated financial statements

BRASS EAGLE INC.

FINANCIAL STATEMENTS (Continued)

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except per share data)
Years ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Net sales	$ 91,885	$ 86,760	$ 68,230
Cost of sales	58,845	53,305	42,119
Gross profit	33,040	33,455	26,111
Operating expenses:			
Strategic initiative expense	0	651	0
Selling & marketing	15,347	11,473	10,096
General & administrative	7,198	5,062	2,803
Amortization expense	2,083	1,290	532
	24,628	18,476	13,431
Operating income	8,412	14,979	12,680
Minority interest	0	50	0
Interest income	89	347	190
Interest expense	(2,009)	(1,354)	0
	(1,920)	(957)	190
Income before income taxes	6,492	14,022	12,870
Provision for income taxes	2,566	5,354	4,685
Net income	$ 3,926	$ 8,668	$ 8,185
Basic earnings per share	$ 0.55	$ 1.21	$ 1.13
Diluted earnings per share	$ 0.52	$ 1.15	$ 1.07

See accompanying notes to consolidated financial statements

BRASS EAGLE INC.

FINANCIAL STATEMENTS (Continued)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands except per share data)
Years ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Net income	$ 3,926	$ 8,668	$ 8,185
Other comprehensive income (loss):			
Loss on derivative, net of tax	(540)	0	0
Comprehensive income	$ 3,386	$ 8,668	$ 8,185

See accompanying notes to consolidated financial statements.

BRASS EAGLE INC.

FINANCIAL STATEMENTS (Continued)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands except share data)
December 31, 2001, 2000 and 1999

	Common Stock		Additional			Accumulated Other	
	Shares	Amount	Paid-In Capital	Treasury Stock	Retained Earnings	Comprehensive Income	Total
Balance, December 31, 1998	7,241,951	72	25,667	0	8,535	0	34,274
Stock options exercised	2,100	0	23	0	0	0	23
Purchase of treasury shares	(119,700)	0	0	(543)	0	0	(543)
Issuance of common stock	5,036	0	68	0	0	0	68
Net Income	0	0	0	0	8,185	0	8,185
Balance, December 31, 1999	7,129,387	$ 72	$ 25,758	$ (543)	$ 16,720	0	$ 42,007
Issuance of common stock	9,203	1	44	0	0	0	45
Net income	0	0	0	0	8,668	0	8,668
Balance, December 31, 2000	7,138,590	$ 73	$ 25,802	$ (543)	$ 25,388	0	$ 50,720
Issuance of common stock	8,328	0	49	0	0	0	49
Comprehensive loss	0	0	0	0	0	(540)	(540)
Net income	0	0	0	0	3,926	0	3,926
Balance December 31, 2001	7,146,918	$ 73	$ 25,851	$ (543)	$ 29,314	$ (540)	$ 54,155

See accompanying notes to consolidated financial statements

BRASS EAGLE INC.

FINANCIAL STATEMENTS (Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
Years ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Cash flows from operating activities			
Net income	$ 3,926	$ 8,668	$ 8,185
Adjustments to reconcile net income to net cash			
From operating activities			
Deferred income taxes	(234)	(479)	550
Depreciation and amortization	4,578	2,892	1,453
Provision for doubtful accounts	1,234	50	98
Minority interest	0	(50)	0
Stock compensation expense	33	26	32
Loss on disposition of equipment	199	67	0
Changes in assets and liabilities net of effects of acquisitions			
Accounts receivable	(1,749)	(7,384)	1,285
Inventories	883	(2,418)	(3,572)
Prepaid expenses and other assets	(420)	1,259	(472)
Accounts payable and accrued expenses	(3,858)	7,575	(1,065)
Due from affiliate	326	94	(193)
Net cash from operating activities	4,918	10,300	6,301
Cash flows from investing activities			
Purchases of property and equipment	(1,946)	(6,388)	(4,468)
Proceeds from sale of equipment	54	8	0
Acquisition of C. M. Support, Inc.	0	0	(5,000)
Acquisition of Nittan assets	(2,322)	0	0
Acquisition of J. T. USA LP	0	(32,374)	0
Net cash from investing activities	(4,214)	(38,754)	(9,468)
Cash flows from financing activities			
Bank loan fees	0	(350)	0
Payments on long-term debt	(6,208)	(2,803)	0
Proceeds on long-term debt	2,000	28,000	0
Purchase of treasury stock	0	0	(543)
Issuance of stock	16	19	59
Net proceeds from line of credit	40	3,860	0
Net cash from financing activities	(4,152)	28,726	(484)
Net change in cash	(3,448)	272	(3,651)
Cash at beginning of year	3,457	3,185	6,836
Cash at the end of year	$ 9	$ 3,457	$ 3,185

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except share and per share data)
December 31, 2001, 2000, and 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by Brass Eagle Inc. (Brass Eagle) are as follows:

Description of Business: Brass Eagle is a leading manufacturer of paintball markers, paintballs, protective eyewear, hoppers and other paintball accessories. Brass Eagle sells its products through major domestic and international retailers and paintball specialty stores.

Principles of Consolidation: The consolidated financial statements include the accounts of Brass Eagle Inc., its wholly-owned subsidiaries and its investments in affiliates that are greater than fifty percent. All significant inter-company accounts and transactions have been eliminated.

Revenue Recognition and Warranty: Brass Eagle recognizes revenue upon shipment of product. Brass Eagle's products provide for warranties ranging from 3 months to 12 months. The accrued warranty obligation is provided at the time of product sale based on management estimates, which are developed from historical information and certain assumptions about future events, which are subject to change.

Cash and Cash Equivalents: Cash includes cash, time deposits, and highly liquid investments with original maturities of 3 months or less.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

Property and Equipment: Property and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred and expenditures for additions and improvements, which significantly extend the lives of assets, are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations.

Assets are depreciated over the estimated useful life of the assets, ranging from three to thirty-nine years, using the straight-line method. Amortization of leasehold improvements is based on the shorter of the lease term or the useful life, using the straight-line method.

Pre-opening costs: Pre-opening costs are expensed as incurred. Pre-opening costs associated with the opening of Challenge Park Extreme in 2000 are included in selling and marketing and general and administrative expenses for the year ended December 31, 2000. These costs were approximately $349.

Intangible Assets: Intangible assets, including the Brass Eagle name and goodwill associated with the JT USA, L. P. and CM Support acquisitions are stated at amortized cost. Intangible assets were being amortized over the useful life of the assets, primarily 15 to 20 years on a straight-line basis. Accumulated amortization was $4,594 and $2,516 as of December 31, 2001 and 2000, respectively. Adoption of FAS 142 will result in the cessation of goodwill amortization in 2002. Goodwill amortization expense was $1,958 for the year ended December 31, 2001.

Financial Instruments: The carrying value of accounts receivable and accounts payable approximates fair value because of the short maturity of these items.

Brass Eagle adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended on June 29, 2000, on January 1, 2001. Brass Eagle entered into an interest rate swap to convert a portion of the floating rate debt to a fixed rate. Brass Eagle formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative used in the hedging transaction is highly

(In thousands except share and per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

effective in offsetting changes in the cash flows of the hedged item. Adoption of SFAS No. 133 on January 1, 2001 resulted in recording the fair value of the interest rate swap of $889 ($540 net of the tax effect) as a liability in the balance sheet on December 31, 2001. The offsetting adjustment is reported in the statement of other comprehensive income.

The remaining portion of the long-term debt outstanding is floating rate debt, the carrying value of which approximates fair value.

Advertising Costs: Advertising costs are expensed as incurred. Advertising costs included in selling and marketing expenses were $754, $539 and $625 for the years ended December 31, 2001, 2000 and 1999, respectively.

Income Taxes: The provision for income taxes includes federal and state taxes currently payable and deferred taxes arising from temporary differences between the financial statement and tax basis of assets and liabilities using current tax rates.

Brass Eagle has a tax allocation agreement, which provides for the settlement of certain tax attributes as described in Note 12. The tax allocation agreement also provides that income taxes would be payable on the same basis as if Brass Eagle had filed a separate income tax return for years prior to the spin-off.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates include the allowance for doubtful accounts, warranty reserve and reserve for slow moving inventory.

NOTE 2 - INVENTORIES

Inventories consist of the following components:

	2001	2000
Finished goods	$ 11,327	$ 8,697
Raw materials	1,793	5,306
Total inventory	$ 13,120	$ 14,003

(In thousands except share and per share data)

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following major classifications:

	2001	2000
Land	$ 742	$ 742
Buildings	2,246	2,371
Autos	89	81
Tools and dies	4,584	4,864
Manufacturing equipment	7,128	4,176
Park amusement and infrastructure	3,186	2,446
Leasehold improvements	1,597	1,538
Office equipment	2,324	1,695
	21,896	17,913
Accumulated depreciation and amortization	(5,885)	(4,606)
	16,011	13,307
Construction in progress	495	1,604
	$ 16,506	$ 14,911

Depreciation expense was $2,495, $1,602 and $921 for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 4 - CREDIT FACILITY & LONG-TERM DEBT BORROWINGS

The original Senior Credit Facility, dated June 30, 2000 and modified on February 1, 2001 and December 31, 2001, is comprised of a $5.5 million revolving credit facility ($3.9 million outstanding at December 31, 2001), a $2.0 million term loan and a $25.2 term loan used for the acquisition of substantially all the assets of JT USA, LP. The funds available under the revolving credit facility are limited to eligible accounts receivable and inventory, as defined, up to a maximum of $5.5 million. The credit facility is secured by all tangible and intangible assets of Brass Eagle, exclusive of its investment in Challenge Park LLC. Brass Eagle also had $90 of outstanding letters of credit as of December 31, 2001 for foreign inventory purchases.

The $25.2 million loan requires quarterly principal payments of $1.4 million and matures in June 2005. The $2.0 million loan requires quarterly principal payments of $0.2 million and matures in September, 2003.

Borrowings bear interest as designated by Brass Eagle at either the bank's prime rate (adjusted up to prime plus 1.50% based on Brass Eagles' leverage ratio) or LIBOR (plus 1.25% to 2.50% based on Brass Eagle's leverage ratio).

Long-term debt maturities including other term debt maturities are as follows:

2002	6,407
2003	6,207
2004	5,600
2005	2,800
	21,014
Less Current Maturities	6,407
	$14,607

(In thousands except share and per share data)

NOTE 4 - CREDIT FACILITY & LONG-TERM DEBT BORROWINGS (Continued)

The agreement, including the amendment executed on February 1, 2001 and December 31, 2001, includes certain restrictive covenants, including maintaining a minimum net worth of $40.0 million at time of borrowing plus 75% of net income, a leverage ratio of 2.25 through September 30, 2000 and 2.00 thereafter, a fixed charge coverage ratio of 2.25 from March 31, 2001 to September 30, 2001 and 1:00 to 1:00 fully-loaded fixed charge coverage ratio from December 31, 2001 until September 30, 2002 and 1:10 to 1:00 fully-loaded fixed charge coverage ratio from December 31, 2002 and thereafter, minimum EBITDA of $11.25 million for the year ended December 31, 2001 and the twelve months ended March 31, 2002, minimum EBITDA of $12.0 million for the twelve months ended June 30, 2002, and minimum EBITDA of $14.25 million for the twelve months ended September 30, 2002. If Brass Eagle's fully-loaded fixed charge coverage ratio falls below 1:00 to 1:00, Brass Eagle will pay a 25 basis point premium above the stated pricing spreads until such time that it reports a fully-loaded fixed charge coverage ratio in excess of 1:00 to 1:00. The agreement also limits capital expenditures to $4.0 million in 2000, excluding expenditures for Challenge Park Extreme, and $4.5 million in 2001, excluding the Nittan assets described in Note 18, and 4.5 million in 2002. Brass Eagle was in compliance with these covenants at December 31, 2001.

In addition, the agreement provides for an excess cash flow recapture requirement for the first two years of the agreement equal to 50% of the excess cash flow over fixed charges not to exceed $750.

Financing costs incurred are capitalized and amortized over the remaining life of the respective loan.

Cash paid during the years ended December 31, 2001, 2000 and 1999 for interest was $2,050, $1,279 and $0, respectively.

NOTE 5 - INTEREST RATE SWAP

Brass Eagle entered into an interest rate swap agreement to hedge future cash flows for interest payments on $14.0 million of term debt on August 31, 2000. Under the terms of the swap agreement, Brass Eagle will pay a fixed rate on $14.0 million of borrowings under the term note agreement. The swap agreement runs for three years through August 29, 2003. The fair value of the hedge at December 31, 2001 is ($889). The fair value of Brass Eagle's term debt is approximately $21.9 million as of December 31, 2001.

NOTE 6 - LEASES

Brass Eagle leases its manufacturing and warehousing facilities and certain operating equipment under operating leases, which expire from November, 2002 to November, 2005. Rent expense approximated $929, $568 and $483, for the years ended December 31, 2001, 2000 and 1999, respectively. Total minimum rentals under noncancelable operating leases over future years as of December 31, 2001 are as follows:

2002	$ 868
2003	513
2004	449
2005	89
	$ 1,919

(In thousands except share and per share data)

NOTE 7 - INCOME TAXES

The income tax provision is comprised of the following:

	December 31, 2001	December 31, 2000	December 31, 1999
Current payable	$ 2,800	$ 5,833	$ 4,135
Deferred income taxes	(234)	(479)	550
	$ 2,566	$ 5,354	$ 4,685

Income tax expense is reconciled to the tax expense that would result from applying regular statutory rates to pretax income as follows:

	December 31, 2001	December 31, 2000	December 31, 1999
Income taxes at the statutory rate at 34%	$ 2,207	$ 4,770	$ 4,375
State taxes, net of federal benefit and state tax credits and other	359	584	310
	$ 2,566	$ 5,354	$ 4,685

Deferred tax assets are comprised of the following:

	2001	2000
Deferred tax assets resulting from		
Accounts receivable allowance	$ 583	$ 150
Accrued warranty	1,151	800
Inventory valuation	405	370
Stock options	114	114
Accrued discounts and promotions	252	367
Other accruals	275	217
	2,780	2,018
Deferred tax liabilities from depreciation and amortization	(1,586)	(1,059)
Net deferred tax asset	$ 1,194	$ 959

Cash paid during the years ended December 31, 2001, 2000 and 1999 for taxes was $3,725, $3,041 and $5,435, respectively.

NOTE 8 - EMPLOYEE BENEFIT PLANS

Brass Eagle sponsors an employee savings plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all employees. Employees may elect to contribute to the plan a portion of their eligible pretax compensation up to certain limits as specified in the plan. Brass Eagle also makes annual contributions to the plan. Amounts contributed by Brass Eagle to the plan amounted to $132, $93 and $65 in 2001, 2000 and 1999, respectively.

All full-time employees of Brass Eagle were eligible to participate in the Employee Stock Purchase Plan. Under the terms of the plan, employees can elect to have up to 10% of their annual earnings withheld to purchase up to 250 shares of Brass Eagle common stock. The plan purchased 3,759 and 4,183 shares of Brass Eagle common stock for the plan years ended December 31, 2000 and 1999, respectively. This plan terminated January 1, 2001.

NOTE 9 - DUE FROM AFFILIATE

The due from affiliate represents the net amount resulting from certain transactions between Brass Eagle and New Daisy subsequent to the initial public offering. During 2001, Brass Eagle had no significant activity with Daisy and anticipates the same for 2002. The balance at December 31, 2000 and 1999 included amounts related to tax attributes in accordance with the tax allocation agreement.

NOTE 10 - ACQUISITIONS

On March 5, 2001, Brass Eagle acquired selected machinery and equipment from Nittan USA, Inc., a manufacturer of CO_2 jets, for $2.3 million in cash. Brass Eagle has agreed to lease facilities in Batesville, Mississippi to house the equipment and produce CO_2 jets, which are sold to Brass Eagle customers.

On June 30, 2000, Brass Eagle completed the acquisition of substantially all of the assets of JT USA, L. P. of Chula Vista, California, for $32.0 million in cash. In addition, Brass Eagle spent approximately $374 for closing costs for the purchase. The assets involved included all patent and trademark rights, molds, tools and dies used to produce product, all existing product lines, a lease of real property in Chula Vista, California, substantially all existing contracts, licenses and permits, all inventory, all accounts receivable and goodwill. The assets are owned by Brass Eagle's subsidiary, JT USA Inc.

The purchase price of $32.4 million was allocated as follows:

(in thousands)	
Current assets	$ 4,448
Property and equipment	798
Liabilities	(1,803)
Net assets acquired	3,443
Excess of cost over fair value	28,931
Purchase price	$ 32,374

The $28.9 million of goodwill asset was being amortized over 20 years until December 31, 2001.

The following unaudited pro forma information presents a summary of the results of operations of Brass Eagle as if the acquisition had occurred on January 1, 1999 (in thousands, except for per share data):

	YEAR ENDED DECEMBER 31, 2000	YEAR ENDED DECEMBER 31, 1999
Net sales	$ 94,712	$ 81,120
Operating income	15,952	14,281
Net income	8,683	7,963
Net income per share:		
Basic	$ 1.22	$ 1.10
Diluted	1.15	1.04
Weighted average shares outstanding:		
Basic	7,136,648	7,246,026
Diluted	7,522,141	7,670,664

These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have resulted had the acquisition occurred on the date indicated, or may result in the future.

On January 4, 1999 Brass Eagle acquired certain assets of C. M. Support, Inc. of Dallas, Texas for $5.0 million in cash. The assets acquired were patents, trademarks, fixed assets and inventory. The acquisition was accounted for as a purchase with approximately $4.6 million allocated to intangible assets and $0.4 million allocated to equipment and inventory.

NOTE 11 - MAJOR CUSTOMERS

Customers accounting for 10% or more of Brass Eagle's sales for the periods presented are as follows:

	December 31, 2001	2000	1999
Customer A	53%	62%	56%
Customer B	8%	4%	15%
	61%	66%	71%

Accounts receivable balances from these customers were approximately $19,754 and $20,619 at December 31, 2001 and 2000, respectively.

(In thousands except share and per share data)

NOTE 12 - RELATED PARTY TRANSACTIONS

Purchases: Brass Eagle purchases certain component parts and finished goods from a supplier related through common ownership. Purchases from this company were $13,514, $5,014 and $1,467 for years ended December 31, 2001, 2000 and 1999, respectively. In addition, Brass Eagle paid $0, $108 and $653 for tooling from this company for the years ended December 31, 2001, 2000 and 1999, respectively.

Marketing and Related Services: Brass Eagle, through its investment in Challenge Park Xtreme, LLC, sources certain marketing and related services from one of the LLC members. The value of these services were $223 and $186 for the year ended December 31, 2001 and 2000 respectively.

Tax Allocation Agreement: Brass Eagle and New Daisy entered into a Tax Allocation Agreement effective November 24, 1997. The Tax Allocation Agreement provides generally that Brass Eagle and New Daisy shall compute their separate federal and state tax liabilities as if they had always filed separate returns for each taxable period. Brass Eagle and New Daisy have agreed to reimburse each other for any reduction or increase in the tax obligation caused by the use of tax attributes allocable to the other. The significant tax attributes allocable include the gain on the spin-off of New Daisy, including the effects of revoking Daisy's LIFO election as of the beginning of 1997, net operating losses generated by Daisy, and the potential benefits upon future exercises of stock options. Daisy owed Brass Eagle $0 and $326 December 31, 2001 and 2000, respectfully, under the terms of agreement.

NOTE 13 - SALES BY GEOGRAPHIC AREA

Brass Eagle sells paintball markers, paintballs, and accessories through major domestic and international retailers and paintball specialty stores. The following summarizes the geographic distribution of Brass Eagle's sales:

	December 31,		
	2001	2000	1999
Revenues			
United States	$ 86,212	$ 82,082	$ 65,371
Other geographic areas	5,673	4,678	2,859

NOTE 14 - EMPLOYEE STOCK OPTIONS

Brass Eagle applies APB Opinion No. 25 and related interpretations in accounting for its stock options. FASB Statement No. 123, "Accounting for Stock-Based Compensation" defines a fair value-based method of accounting for employee stock options. This statement gives entities a chance to recognize related compensation expense by adopting the new fair-value method or to measure compensation using the intrinsic value method under APB Opinion No. 25, the former standard. If the former standard for measurement is elected, SFAS No. 123 requires supplemental disclosure to show the effects of using the new measurement criteria. The company uses the intrinsic value prescribed by APB Opinion No. 25. However, pro forma disclosures as if Brass Eagle adopted the cost recognition requirements under SFAS 123 are presented below.

Brass Eagle has 968,027 options outstanding at December 31, 2001, 703,291 of which are held by Brass Eagle employees. The remaining 264,736 options were granted to Daisy employees, including approximately 236,824 options held by Marvin Griffin, Chairman of the Board of Directors of Brass Eagle and Daisy. Options totaling 545,800 are outstanding from grants under Brass Eagle's 1997 Stock Option Plan. The remaining 422,227 shares were granted under plans established by Daisy prior to the reorganization. The options granted under the Daisy plans were converted to options to purchase Brass Eagle's common stock effective with the reorganization.

(In thousands except share and per share data)

NOTE 14 - EMPLOYEE STOCK OPTIONS (Continued)

The 1997 stock option plan, as amended on December 18, 2000, has reserved 607,700 shares to be granted to key employees and consultants at the discretion of the Compensation Committee of the Board of Directors. No options may be issued for less than the fair market of Brass Eagle's common stock value at the date of grant. Options granted under the plan are exercisable at such times and upon such terms, as the Compensation Committee shall determine. All options granted under the plan to date vest equally over a four-year period. The options under this plan expire ten years after the date of grant.

On November 19, 1999, Brass Eagle repriced options granted in 1999 and 1998 from $15.25 and $15.50 a share to $8.00 a share. No compensation expense was recorded at that time because the modified exercise price equaled or exceeded the fair market value of Brass Eagle's common stock on the repricing date. In accordance with FASB Interpretation Number 44, the repricing of the options changed the repriced options from fixed to variable. As a result, compensation expense will be recognized in future periods based on fluctuations in the market price of Brass Eagle stock above $8 per share.

The following table summarizes information about outstanding stock options held at December 31, 2001.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Contract Life - Years	Weighted Average Exercise Price	Number Exercisable At December 31, 2001	Weighted Average Exercise Price
$0.56	422,227	1	$ 0.56	422,227	$ 0.56
$4.25 – 4.37	201,145	9	$ 4.29	18,286	$ 4.37
$8 - $12	344,655	7	$ 9.25	244,793	$ 9.76
	968,027			685,306	

Information regarding the Brass Eagle and Daisy employees participating in the plans above for the years ended December 31, 2001, 2000 and 1999 restated for the option revaluations are shown below:

	Number of Shares			
	Held by Daisy Employees	Held by Brass Eagle Employees	Total	Weighted Average Exercise Price ($)
Options outstanding at December 31, 1998	264,736	341,841	606,577	4.25
Granted	0	248,225	248,225	8.00
Forfeited	0	(5,000)	(5,000)	8.00
Exercised	0	(2,100)	(2,100)	11.00
Options outstanding at December 31, 1999	264,736	582,966	847,702	5.30
Granted	0	73,145	73,145	4.37
Forfeited	0	(72,820)	(72,820)	(8.90)
Options outstanding at December 31, 2000	264,736	583,291	848,027	4.89
Granted	0	128,000	128,000	4.25
Forfeited	0	(8,000)	(8,000)	(8.00)
Options outstanding at December 31, 2001	264,736	703,291	968,027	4.43

(In thousands except share and per share data)

No compensation expense was recorded under APB Opinion No. 25 for the years ended December 31 in 2001, 2000 and 1999 because the exercise price equaled or exceeded the fair market value of the options on the dates of grant.

If compensation cost for Brass Eagle's stock option plan had been determined based upon the fair value at the grant date for options awarded in the years ended December 31, 1999 through 2001 under this plan consistent with the methodology prescribed under SFAS 123, including the compensation expense in conjunction with repricing certain 2001, 2000 and 1999 options, Brass Eagle's pro forma net income and basic and diluted earnings per share would have differed from amounts reported as follows:

	2001	2000	1999
Net income as reported	$ 3,926	$ 8,668	$ 8,185
Pro forma net income	3,515	8,262	7,671
Basic earnings per share as reported	$ 0.55	$ 1.21	$ 1.13
Pro forma basic earnings per share	0.49	1.16	1.06
Diluted earnings per share as reported	0.52	1.15	1.07
Pro forma diluted earnings per share	0.47	1.10	1.01

The fair value of options was estimated at the date of grant or repricing using the following weighted average assumptions:

	2001	2000	1999
Risk-free interest rate	4.0%	5.2%	5.1% and 6.4%
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	70.0%	60.0%	60.0%
Weighted average expected life	4 years	4 years	4 years

The weighted average fair value of options granted in the years ended December 31, 1999 through 2001 were $4, $2 and $2, respectively.

The effects of applying SFAS 123 are not indicative of future amounts. Additional awards in future years are anticipated.

The options granted under the Daisy plans include 187,753 options granted on June 30, 1993 and 256,737 shares granted at the discretion of Daisy's compensation committee prior to the initial public offering. These options are exercisable at a fixed exercise price of $0.56 per share until September 15, 2002 and June 1, 2003, respectively. Options totaling 22,331 that were granted by the Daisy compensation committee were exercised during the year ended December 31, 1998. The exercise price of the options granted by Daisy was generally equal to or greater than the fair market value at the date of grant. Fair market value was determined by Daisy's Board of Directors.

(In thousands except share and per share data)

NOTE 15 - BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share has been computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share has been computed by dividing net income by the basic shares outstanding plus the weighted average outstanding stock options during the periods presented. Certain stock options granted in 1999 and 1998 are anti-dilutive and for purposes of calculating the diluted earnings per share these options have been excluded. These shares may become dilutive in the future.

A reconciliation of the numerators and denominators of the basic earnings per share and diluted earnings per share for the years ended December 31, 2001, 2000, and 1999 are presented below.

	2001	2000	1999
Basic earnings per share			
Net income available to common stockholders	$ 3,926	$ 8,668	$ 8,185
Basic weighted average common shares outstanding	7,144,736	7,136,648	7,246,026
Basic earnings per share	$ 0.55	$ 1.21	$ 1.13

	2001	2000	1999
Diluted earnings per share			
Net income available to common stockholders	$ 3,926	$ 8,668	$ 8,185
Basic weighted average common shares Outstanding	7,144,736	7,136,648	7,246,026
Add dilutive effect of stock options	395,371	385,493	424,638
Weighted average dilutive common shares outstanding	7,540,108	7,522,141	7,670,664
Diluted earnings per share	$ 0.52	$ 1.15	$ 1.07

(In thousands except share and per share data)

NOTE 16 - COMMITMENTS AND CONTINGENCIES

Due generally to the risks associated with the misuse of paintball products, Brass Eagle is a defendant in product liability lawsuits. To date, all claims and lawsuits have been resolved without any material cost or a material adverse effect on Brass Eagle and its prospects. In addition, Brass Eagle does not expect any pending claims to have a material adverse effect when resolved.

NOTE 17 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarter Ended 2001	First Qtr.	Second Qtr.	Third Qtr.	Fourth Qtr.
Net Sales	$ 20,770	$ 21,333	$ 15,570	$ 34,212
Gross Profit	8,537	7,968	5,248	11,287
Operating Income (loss)	2,666	2,369	(271)	3,648
Income (loss) before Income Taxes	2,180	1,960	(681)	3,033
Net Income (loss)	1,308	1,177	(418)	1,859
Earnings (loss) Per Share:				
Basic	0.18	0.16	(0.06)	0.26
Diluted	0.17	0.16	(0.06)	0.25

Quarter Ended 2000	First Qtr.	Second Qtr.	Third Qtr.	Fourth Qtr.
Net Sales	$ 15,027	$ 16,765	$ 23,125	$ 31,843
Gross Profit	4,830	5,986	9,575	13,064
Operating Income	1,142	2,325	3,795	7,717
Income before Income Taxes	1,299	2,461	3,226	7,036
Net Income	812	1,542	2,017	4,297
Earnings Per Share:				
Basic	0.11	0.22	0.28	0.60
Diluted	0.11	0.21	0.27	0.57

During the fourth quarter of 2001 Brass Eagle recorded bad debt expenses associated with K-Mart's Chapter 11 petition.

During the third quarter of 2000 Brass Eagle terminated discussions with a prospective buyer regarding the potential acquisition of Brass Eagle. Brass Eagle incurred one-time, strategic initiative expenses of $651, or $0.05 per share, in connection with the proposed transaction, a portion of which represents expenses of the prospective buyer reimbursed by Brass Eagle as previously agreed.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

PART III

ITEM 10: DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Pursuant to general instruction G(3) of the instructions to Form 10-K, information concerning Brass Eagle's executive offices is included under the caption "Executive Officers of Brass Eagle" at the end of Part I of this report. The remaining information required by this Item appears under the caption "Election of Directors, Nominees" in the 2001 Proxy Statement and under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2001 Proxy Statement, which information is incorporated herein by reference.

ITEM 11: EXECUTIVE COMPENSATION

The information required by this Item appears under the caption "Compensation of Directors and Executive Officers" in the 2001 Proxy Statement, which information is incorporated herein by reference.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item appears under the caption "Principal Stockholders" in the 2001 Proxy Statement and under the caption "Equity Ownership of Directors and Executive Officers" in the 2001 Proxy Statement, which information is incorporated herein by reference.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item appears under the heading "Certain Transactions" in the 2001 Proxy Statement, which information is incorporated herein by reference.

BRASS EAGLE INC.

PART IV

ITEM 14: EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

The following documents are filed as a part of this Report:

1. Financial Statements.

The following financial statements of the registrant are included in Part II of this report:

Report of Independent Auditors
Consolidated Balance Sheets as of December 31, 2001 and 2000
Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999
Consolidated Statements of Comprehensive Income for December 31, 2001, 2000 and 1999.
Consolidated Statements of Shareholders' Equity for years ended December 31, 2001, 2000 and 1999
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999
Notes to Consolidated Financial Statements
Quarterly Financial Data

2. Financial Statement Schedules.

Schedule II Valuation and Qualifying Accounts
(This schedule appears immediately following the signature page.)

3. Exhibits and Executive Compensation Plans.

The following exhibits are filed with this Report or are incorporated herein by reference to previously filed material.

Undertaking

In accordance with Rule 14a-3(10) of the Securities Exchange Act of 1934, Brass Eagle will provide shareholders with a separate copy of its 10-K as filed with the SEC upon written request to the Corporate Secretary at Brass Eagle's corporate office, at no charge to the shareholder. Copies of Exhibits to such report will only be furnished upon specific request and payment of the company's reasonable costs in furnishing such Exhibits.

ITEM 14: EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K (Continued)

Exhibit No.	
2(i)	Asset Purchase Agreement dated March 29, 2000, by and between Brass Eagle Inc., JT USA, L. P. and certain other individuals and entities (incorporated by reference to Exhibit 2 to Brass Eagle Inc.'s Current Report on Form 8-K filed with the SEC on July 13, 2000).
3(i)	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(i) to Form 10-Q for the quarter ended September 30, 1997, in 0-23385)
3(ii)	By-laws (incorporated by reference to Exhibit 3(ii) to Form 10-Q for the quarter ended September 30, 1997, in 0-23385).
10(i)	Assignment, Assumption and Indemnification Agreement effective as of November 24, 1997 between Brass Eagle Inc. and Daisy Manufacturing Company (incorporated by reference to Exhibit 10(i) to Form 10-Q for the quarter ended September 30, 1997, in 0-23385).
10(ii)	Lease Agreement between Ozark Terminal, Inc. and Brass Eagle Inc. dated December 9, 1997 (incorporated by reference to Exhibit 10(vii) to Form 10-K for the year ended December 31, 1997, in 0-23385)
10(iii)	First Amendment to Lease Agreement between Ozark Terminal, Inc. and Brass Eagle Inc. dated September 14, 1999 (incorporated by reference to Exhibit 10(i) to Form 10-Q for the quarter ended September 30, 1999, in 0-23385).
10(iv)	Lease Agreement between Leroy Locke & Bonnie Locke and Brass Eagle Inc. dated August 1, 1998 (incorporated by reference to Exhibit 10(i) to Form 10-Q for the quarter ended September 30, 1998, in 0-23385)
10(v)	Employment Agreement between E. Lynn Scott and Brass Eagle Inc. dated as of September 15, 1997 (incorporated by reference to Exhibit 10(ix) to Registration Statement No. 333-36179).
10(vi)	1997 Stock Option Plan (incorporated by reference to Exhibit 10(iii) to Form 10-Q for the quarter ended September 30, 1997, in 0-23385).
10(vii)	Employee Stock Purchase Plan (incorporated by reference to Exhibit 10(iv) to Form 10-Q for the quarter ended September 30, 1997, in 0-23385).
10(viii)	Indemnification Agreement between Marvin W. Griffin and Brass Eagle Inc. dated as of November 24, 1997 (incorporated by reference to Exhibit 10(v) to Form 10-Q for the quarter ended September 30, 1997, in 0-23385).
10(ix)	Indemnification Agreement between E. Lynn Scott and Brass Eagle Inc. dated as of November 24, 1997 (incorporated by reference to Exhibit 10(vi) to Form 10-Q for the quarter ended September 30, 1997, in 0-23385).
10(x)	Form of continuing Guaranty (incorporated herein by reference to Exhibit 10(xiv) to Registration Statement No. 333-36179).
10(xi)	Tax Allocation Agreement between Brass Eagle Inc. and Daisy Manufacturing Company dated November 24, 1997 (incorporated by reference to Exhibit 10(vii) to Form 10-Q for the quarter ended September 30, 1997, in 0-23385).

Exhibit No. (Continued)

10(xii)	Change-of-Control Agreement between Brass Eagle Inc. and Steve Cherry effective May 17, 1999 (incorporated by reference to Exhibit 10(i) to Form 10-Q for the quarter ended June 30, 1999, in 0-23385).
10(xiii)	Change-of-Control Agreement between Brass Eagle Inc. and Steve DeMent effective May 17, 1999 (incorporated by reference to Exhibit 10(i) to Form 10-Q for the quarter ended June 30, 1999, in 0-23385).
10(xiv)	Change-of-Control Agreement between Brass Eagle Inc. and John D. Flynn effective May 17, 1999 (incorporated by reference to Exhibit 10(i) to Form 10-Q for the quarter ended June 30, 1999, in 0-23385).
10(xv)	Change-of-Control Agreement between Brass Eagle Inc. and J. R. Brian Hanna effective May 17, 1999 (incorporated by reference to Exhibit 10(i) to Form 10-Q for the quarter ended June 30, 1999, in 0-23385).
10(xvi)	Change-of-Control Agreement between Brass Eagle Inc. and Charles Prudhomme effective May 17, 1999 (incorporated by reference to Exhibit 10(i) to Form 10-Q for the quarter ended June 30, 1999, in 0-23385).
10(xvii)	1999 Distributor Agreement between Brass Eagle Inc. and Leader Industries Inc. effective September 1, 1999 (incorporated by reference to Exhibit 10(i) to Form 10-Q for the quarter ended June 30, 1999, in 0-23385).
10(xviii)	Change-of-Control Agreement between Brass Eagle Inc. and Mark Skrocki effective November 9, 1999 (incorporated by reference to Exhibit 10(xxi) to Form 10-K for the year ended December 31, 1999, in 0-23385).
10(xix)	Operating Agreement of Challenge Park Xtreme, LLC effective November 10, 1999 (incorporated by reference to Exhibit 10(xxii) to Form 10-K for the year ended December 31, 1999, in 0-23385)
10(xx)	Second Amendment to Lease Agreement between Ozark Terminal, Inc. and Brass Eagle Inc. dated April 1, 2000 (incorporated by reference to Exhibit 10(i) to Form 10-Q for the quarter ended March 31, 2000, in 0-23385)
10(xxi)	Credit Agreement between Brass Eagle Inc. and Bank of America, N. A., as Administrative Agent, effective June 30, 2000 (incorporated by reference to Exhibit 10(i) to Form 10-Q for the quarter ended June 30, 2000, in 0-23385)
10(xxii)	Amendment to Brass Eagle Inc. 1997 Stock Option Plan adopted November 20, 1997 and Amended December 18, 2000 (incorporated by reference to Exhibit 10(xxii) to Form 10-K for the year ended December 31, 2000, in 0-23385)
10(xxiii)	Lease and Option to Purchase Agreement between JT USA Inc. and John Ross Gregory and Rita Ann Gregory, effective July 1, 2000 (incorporated by reference to Exhibit 10(xxiii) to Form 10-K for the year ended December 31, 2000, in 0-23385)
10(xxiv)	First Amendment to Credit Agreement between Brass Eagle Inc. and Bank of America, N. A., as Administrative Agent, effective February 1, 2001 (incorporated by reference to Exhibit 10(xxiv) to Form 10-K for the year ended December 31, 2000, in 0-23385).

Exhibit No. (Continued)

10(xxv)	Second Amendment to Credit Agreement between Brass Eagle Inc. and Bank of America, N.A. as Administrative Agent, effective May 31, 2001.
10(xxvi)	Third Amendment to Credit Agreement between Brass Eagle Inc. and Bank of America, N. A., as Administrative Agent, effective December 31, 2001.
10(xxvii)	Change of Control Agreement between Brass Eagle Inc. and Eric Baker, effective November 15, 2001.
10(xxviii)	Change of Control Agreement between Brass Eagle Inc. and David Armstrong, effective November 15, 2001.
10(xxix)	Amendment to Change of Control Agreement between Brass Eagle Inc. and Steve Cherry, effective November 15, 2001.
10(xxx)	Amendment to Change of Control Agreement between Brass Eagle Inc. and Steve DeMent, effective November 15, 2001.
10(xxxi)	Amendment to Change of Control Agreement between Brass Eagle Inc. and John Flynn, effective November 15, 2001.
10(xxxii)	Amendment to Change of Control Agreement between Brass Eagle Inc. and J.R. Brian Hanna, effective November 15, 2001.
10(xxxiii)	Amendment to Change of Control Agreement between Brass Eagle Inc. and Charles Prudhomme, effective November 15, 2001.
10(xxxiv)	Amendment to Change of Control Agreement between Brass Eagle Inc. and Mark Skrocki, effective November 15, 2001.
11	Statement of Computation of Earnings Per Share
21	Subsidiaries of the Registrant
23	Consent of Independent Auditors
24	Powers of Attorney

Listed below are the executive compensation plans and arrangements currently in effect and which are required to be filed as exhibits to this Report

- Employment Agreement between E. Lynn Scott and Brass Eagle, Inc.
- 1997 Stock Option Plan
- Employee Stock Purchase Plan

4. Reports on Form 8-K

Brass Eagle filed no Current Reports on Form 8-K during the fourth quarter of 2001.

BRASS EAGLE INC.
SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRASS EAGLE INC.
(Registrant)

By: /s/ E. Lynn Scott
E. Lynn Scott
President and Chief Executive Officer
Date: March 15, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ E. Lynn Scott E. Lynn Scott	President, Chief Executive Officer, and Director (Principal Executive Officer)	March 15, 2002
* Marvin W. Griffin	Chairman of the Board of Directors	March 15, 2002
* Anthony J. Dowd	Director	March 15, 2002
* H. Gregory Wold	Director	March 15, 2002
* Robert P. Sarrazin	Director	March 15, 2002
* C. Miles Schmidt, Jr.	Director	March 15, 2002
/s/ J. R. Brian Hanna J. R. Brian Hanna	Vice President - Finance, Chief Financial Officer, and Treasurer (Principal Financial and Accounting Officer)	March 15, 2002

*By /s/ J. R. Brian Hanna
Attorney-in-fact

J. R. Brian Hanna, by signing his name hereto, does sign this document on behalf of each of the persons indicated above pursuant to powers of attorney duly executed by such persons, exhibits filed hereto.

BRASS EAGLE INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
For the Three Years Ended December 31, 2001
(Dollars in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning Of Period ($)	Charged to Costs and Expenses ($)	Charged to Other Accounts ($)	Write Offs ($)	Balance at End of Period ($)
Allowance for Doubtful Accounts:					
Year Ended December 31, 2001	393	1,234 ***	448 **	75	2,000
Year Ended December 31, 2000	357	50	65 *	79	393
Year Ended December 31, 1999	479	98	0	220	357
Warranty Reserve:					
Year Ended December 31, 2001	2,089	7,083	0	6,164	3,008
Year Ended December 31, 2000	1,248	5,924	0	5,083	2,089
Year Ended December 31, 1999	1,167	3,936	0	3,855	1,248
Inventory Reserve:					
Year Ended December 31, 2001	485	874	93	846	606
Year Ended December 31, 2000	204	321	151	191	485
Year Ended December 31, 1999	380	1350		1526	204

* Collections of previously charged off amounts and impact of JT USA, LP acquisition.
** Collections of previously charged off amounts and transfers from other balance sheet accounts.
*** Significant increase associated with K-Mart's Chapter 11 petition.

Board of Directors

Marvin Griffin
Chairman, Shareholder
Brass Eagle Inc.
Bentonville, Arkansas

Anthony J. Dowd
Director, Shareholder
Director of Private Investments
Charter Oak Partners
Westport, Connecticut

Robert P. Sarrazin
Director, Shareholder
Principal
Charter Oak Partners
Westport, Connecticut

C. Miles Schmidt, Jr.
Director, Shareholder
President & CEO
Halcore Group, Inc.
Grove City, Ohio

E. Lynn Scott
Director, Shareholder
President & CEO,
Brass Eagle Inc.
Bentonville, Arkansas

H. Gregory Wold
Director, Shareholder
Retired from Ford Motor Co.
as Director,
Business Development
Hudson Partners, LLC
Plymouth, Michigan

Officers

E. Lynn Scott
President
Chief Executive Officer
Director
Shareholder

Steven R. Cherry
Vice President
Product Development
Shareholder

Steven R. DeMent
Vice President
Operations
Shareholder

John D. Flynn
Vice President
General Counsel
Secretary
Shareholder

J.R. Brian Hanna
Vice President, Finance
Chief Financial Officer
Treasurer
Shareholder

Charles L. Prudhomme
Vice President
Marketing
Shareholder

Mark Skrocki
Senior Vice President
Sales
Shareholder

OFF THE START, ADRENALINE MIXES WITH THE WHIR OF FLYING PAINT AND THE BLUR OF GROUND GAINED. WE QUICKLY SEIZE THE ADVANTAGE. WHEN YOU'VE BEEN HERE AS MANY TIMES AS WE HAVE IT'S EASIER TO CARRY OUT A STRATEGY WITH PRECISION -- OR TO CHANGE TACTICS IN RESPONSE TO A FLUID SITUATION...

Definition of Brass Eagle Inc.

Brass Eagle Inc. is the world's leading designer, manufacturer, marketer, and distributor of paintball markers, paintballs, paintball protective gear, paintball kits and accessories associated with the growing sport of paintball.

Based in Bentonville, Arkansas, and with manufacturing facilities in Neosho, Missouri, Batesville, Mississippi and Chula Vista, California, Brass Eagle Inc. has secured its leadership position over the past several years as the sport has gained broader acceptance through the Company's efforts to make paintball products more accessible and affordable to new participants.

The Company believes it currently is the only manufacturer offering a full range of innovative paintball markers and accessory products for the beginner through competition-level participants. These products generally sell for substantially less than those of its competitors and prices are stepped to offer the consumer the opportunity to move up through the product line.

Brass Eagle Inc. has gained a competitive advantage through improved efficiency in its product development and manufacturing activities. These efficiencies are realized through its manufacturing processes that are designed to produce high-volume, low-cost-per-unit products.

As the market for paintball products grows, the Company's management is planning and implementing strategic changes to expand Brass Eagle Inc.'s operations, facilities and internal controls consistent with the increased demand for its paintball products.


SEIZING THE
ADVANTAGE

Shareholders of Record
The approximate number of shareholders of record and street name holders of the Company's Common Stock as of February 15, 2002, was 1,100.

Dividends
Brass Eagle Inc. has not paid cash dividends in the past on its Common Stock. The Company presently intends to retain earnings to provide funds for its business operations and expansion. Accordingly, it does not anticipate paying cash dividends in the foreseeable future.

Corporate Information
A copy of the Company's latest Annual Report or Form 10-K, as filed with the Securities and Exchange Commission, is available upon written request to the Chief Financial Officer, Brass Eagle Inc., 1201 S.E. 30th St., Bentonville, AR 72712.

Transfer Agent and Registration
SunTrust Bank
P.O. Box 4625
Atlanta, GA 30302-4625

Bank
Bank of America
800 Market Street
St. Louis, MO 63101

Auditors
Crowe, Chizek and Company LLP
One Mid America Plaza
P.O. Box 3697
Oak Brook, IL 60522-3697

Annual Meeting
The Annual Meeting of Shareholders will be held at the Candlewood Suites, 4601 West Rozelle, Rogers, AR 72756 on May 22, 2002 at 9:00 a.m. CDT.

Stock Prices
The Company's Common Stock commenced trading on November 26, 1997, on the national Market System of NASDAQ under the symbol "XTRM." The following table sets forth for the periods indicated the high and low closing sale prices of the Common Stock.

	2000			2001	
	High	Low		High	Low
First Qtr.	7.375	4.500	First Qtr.	8.750	6.031
Second Qtr.	6.750	3.625	Second Qtr.	10.300	6.810
Third Qtr.	5.500	2.875	Third Qtr.	11.380	4.310
Fourth Qtr.	7.938	3.625	Fourth Qtr.	5.502	3.350

THE FLAG IS WITHIN REACH. ONE MOVE, A SPRINT. THE WORL NARROWS DOWN TO A SQUARE OF GOLD FABRIC. THE PUMPING OF A POWERFUL HEART IS THE ONLY SOUND LEFT IN THE WORLD. THE PRIZE IS IN HAND. ALL OF TH SENSES RUSH BACK IN. THIS IS A MOMENT OF SUCH SPRUNG EXHILARATION, YOU CAN'T REALL RELATE UNLESS YOU'VE BEEN THERE



brass eagle inc.

P.O. Box 1956 • Rogers, AR 72757
479-464-8700 • Fax: 479-464-8701
www.brasseagle.com

THEY'RE SOON MARGINALIZED. NEUTRALIZED.

OUR SEASONED PLAYERS WORK TOGETHER,

MOVING AND COVERING, COVERING AND MOVING.

THE PARTS WORKING AS AN INTEGRATED WHOLE...


WORKING AS AN
INTEGRATED WHOLE


NET SALES
Dollar Amounts in Millions
10
20
30
40
50
60
70
80
97
98
99
00
01


DILUTED
EARNINGS
PER SHARE
0.0
0.2
0.4
0.6
0.8
1.0
1.2
97
98
99
00
01


NET INCOME
Dollar Amounts in Millions
0
2
4
6
8
10
97
98
99
00
01

The following table presents selected historical financial data of the Company. The information set forth below should be read in conjunction with the Form 10K hereto included herein.

STATEMENT OF OPERATIONS DATA:

(DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)	1997	1998	1999	2000	2001
Net Sales	$36,139	$75,149	$68,230	$86,760	$91,885
Operating Income	6,062	13,090	12,680	14,979	8,412
Net Income	3,636	8,195	8,185	8,668	3,926
Diluted Earnings Per Share	0.69	1.07	1.07	1.15	0.52

BALANCE SHEET DATA (AT PERIOD END)

Total Assets	36,229	41,430	48,445	95,816	92,295
Long-Term Debt, Less Current Maturities	0	0	0	19,615	14,607

BUT THERE'S NO TIME

TO REVEL IN VICTORY. THIS HAS

BEEN ANOTHER STEP. ANOTHER STEP

TOWARD THE ULTIMATE GOAL.

WE HAVE MADE A COMMITMENT TO BE

THE BEST. TOMORROW BRINGS

ANOTHER STARTING LINE.



brass eagle inc.